  As filed with the Securities and Exchange Commission on August 13, 2001
                                                     Registration No. 333-____
===============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933
                             -----------------
                         ICN PHARMACEUTICALS, INC.
           (Exact name of registrant as specified in its charter)
                             -----------------
     Delaware                        2834                    33-0628076
(State or Other             (Primary Standard             (I.R.S. Employer
Jurisdiction of                 Industrial                 Identification
 Incorporation               Classification                   Number)
or Organization)              Code Number)

                             3300 Hyland Avenue
                            Costa Mesa, CA 92626
                               (714) 545-0100
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             -----------------

                            Gregory Keever, Esq.
                         Executive Vice President,
                            General Counsel and
                            Corporate Secretary
                         ICN PHARMACEUTICALS, INC.
                             3300 Hyland Avenue
                            Costa Mesa, CA 92626
                               (714) 545-0100
         (Name, address, including zip code, and telephone number,
                 including area code, of Agent for Service)
                             -----------------
                                 Copies to:
                            Jeffrey Bagner, Esq.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000
                        ---------------------------

     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

                        ---------------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. | |
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. | |

                                                        CALCULATION OF REGISTRATION FEE
===================================================================================================================================
       Title of Securities               Amount to be            Proposed Maximum         Proposed Maximum             Amount of
         to be Registered                 Registered           Aggregate Price Per    Aggregate Offering Price     Registration Fee
                                                                      Note
-----------------------------------------------------------------------------------------------------------------------------------
  6 1/2% Convertible Subordinated        $525,000,000 (1)            100% (2)(3)            $525,000,000 (2)             $131,250
          Notes
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 Par Value              15,326,010                    -                        -                        (5)
===================================================================================================================================

(1) Represents the aggregate principal amount of the notes issued by the Registrant.
(2) Estimated in accordance with Rule 457 of Regulation C under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.
(3)       Exclusive of accrued interest and distributions, if any.
(4) Represents the number of shares of common stock that are initially issuable upon conversion of the notes and includes an additional indeterminate number of shares of common stock issuable upon conversion in the future pursuant to Rule 416 of the Securities Act.
(5) No additional consideration will be received for the common stock and therefore no registration fee is required pursuant to Rule 457(i).

                                -----------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

[RED HERRING]
The information in this prospectus is not complete and may be changed. The selling securityholders may not sell their securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any state where the offer or sale is not permitted.

                SUBJECT TO COMPLETION, DATED AUGUST 13, 2001
PROSPECTUS
                         ICN PHARMACEUTICALS, INC.


                     $525,000,000 of 6 1/2% Convertible
                 Subordinated Notes due 2008 and 15,326,010
              Shares of Common Stock Issuable upon Conversion
                                of the Notes

                             -----------------

          This prospectus relates to 6 1/2 % convertible subordinated notes due July 15, 2008 of ICN Pharmaceuticals, Inc., a Delaware corporation, held by security holders who may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

          The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 29.1924 shares per $1,000 principal amount of notes subject to adjustment in some circumstances. On or after July 21, 2004, we may redeem the notes, in whole or in part, at the redemption prices described in this prospectus, together with any interest accrued through the redemption date. The notes are not entitled to any sinking fund.

          Subject to the receipt of required approvals and satisfaction of other conditions, we intend to complete the initial public offering of our wholly-owned subsidiary Ribapharm Inc. and/or to distribute our interest in Ribapharm to our stockholders in a tax-free transaction we refer to as the "spin-off." Upon the earlier to occur of the Ribapharm public offering or the spin-off (if either occurs), Ribapharm will become jointly and severally liable for the obligations under the notes, Ribapharm will have the same obligation as we have to purchase notes upon a change of control and we will be jointly and severally liable for this obligation, Ribapharm's obligation to make payments on the notes will be subordinated to the same extent as our obligations, and if required, Ribapharm will have an obligation to file a registration statement relating to the resale of the notes and, following the spin-off, the underlying Ribapharm common stock.

          If the spin-off occurs, a holder who converts notes following the spin-off will receive, in addition to shares of our common stock, the same number of shares of Ribapharm common stock that the holder would have received had the holder converted the notes immediately prior to the record date for the spin-off.

          If we experience a change of control, we must offer to repurchase the notes at 100% of their principal amount plus any interest accrued through the repurchase date.

          The notes will be junior to all of our existing and future senior indebtedness and will be structurally subordinated to all existing and future liabilities of our subsidiaries, including trade payables. As of March 31, 2001, we and our subsidiaries had approximately $511,467,000 of consolidated indebtedness effectively ranking senior to the notes.

          On August 8, 2001 the last reported sale price of our common stock, listed under the symbol "ICN", on the New York Stock Exchange ("NYSE") was $32.85 per share. Our 6 1/2 % Convertible Subordinated Notes are currently eligible for trading on the PORTAL Market of the Nasdaq Stock Market.

                             -----------------

          INVESTING IN OUR COMMON STOCK OR OUR CONVERTIBLE SUBORDINATED NOTES INVOLVES RISK. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

                             -----------------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             -----------------

                 THE DATE OF THIS PROSPECTUS IS _____, 2001

                                  SUMMARY

          This summary highlights selected information from this prospectus. It does not contain all the information that is important to understanding this offering or the terms of the notes. You should read carefully the entire prospectus and the documents incorporated by reference, including our consolidated financial statements and their related notes. Unless the context otherwise requires, references to "we," "our" or "us" refer to ICN Pharmaceuticals, Inc. and its subsidiaries, including Ribapharm Inc., references to "ICN" refer to ICN Pharmaceuticals, Inc. without its subsidiaries and references to "Ribapharm" refer to Ribapharm Inc. Any references in this prospectus to our aggregate pro forma indebtedness as of March 31, 2001 is on a pro forma basis to reflect the issuance of the 6 1/2% convertible subordinated notes due 2008 and redemption of the 9 1/4% senior notes due 2005.

OUR COMPANY

OVERVIEW

          We are a global, research-based pharmaceutical company that develops, manufactures, distributes and sells pharmaceutical, research and diagnostic products. In 2000, we had revenues of $800.3 million and net income of $90.2 million. In the first six months of 2001, we had revenues of approximately $405 million and net income of approximately $42 million.

          We distribute and sell a broad range of prescription and over-the-counter pharmaceutical and nutritional products in over 90 countries. These pharmaceutical products treat viral and bacterial infections, diseases of the skin, neuromuscular disorders, cancer, cardiovascular disease, diabetes and psychiatric disorders.

          Our strategy includes:

     o the acquisition of high margin products that complement existing product lines and can be introduced into new markets to meet the specific needs of those markets;

     o the creation of a pipeline of new products through internal research and development, as well as strategic partnerships, licensing arrangements and acquisitions; and

     o the consolidation of our industry leadership position in Central and Eastern Europe, including Russia.

RESTRUCTURING

          In February 2000, we retained UBS Warburg to advise us regarding possible strategic alternatives. On June 15, 2000, we publicly announced a restructuring plan to split our business into three separate publicly traded companies:

     o Ribapharm Inc., to be comprised of our U.S. research and development operations and, subject to the receipt of certain approvals, our license agreement with Schering-Plough Ltd. and the royalties payable by Schering-Plough thereunder in respect of sales of ribavirin;

     o ICN International AG, to be comprised of our operations in Western Europe, Central and Eastern Europe and Asia, Africa and Australia; and

     o ICN Americas, to be comprised of our operations in North, Central and South America and our biomedicals operations.

          We believe that the restructuring will result in the following benefits:

     o Greater strategic focus. As a result of each of our three core businesses having its own board of directors and separate management team, we expect the businesses will be better able to focus on their respective corporate and strategic opportunities.

     o Equity currency more directly linked to each business. As a result of the restructuring, each of our core businesses will have its own equity currency. We expect that this will result in better incentives for, and greater accountability of, employees by allowing incentive compensation to be more closely linked with the market performance of the stock of each of the businesses. In addition, we believe that equity currency that is more closely linked to each business may be a more attractive consideration for future acquisitions.

RIBAPHARM

GENERAL

          Ribapharm, which is currently one of our wholly-owned subsidiaries, is a biotechnology company that seeks to discover, develop and commercialize innovative products for the treatment of significant unmet medical needs, principally in the antiviral and anticancer areas. Ribapharm's product ribavirin is an antiviral drug that Schering-Plough Ltd. markets under license from us. In connection with the restructuring, we transferred to Ribapharm our U.S. research and development operations and, subject to the approval of the holders of our existing outstanding debt securities or the repayment of or defeasance of such debt, the Schering-Plough license. In addition, we may seek approval from our stockholders for this transfer. Schering-Plough markets ribavirin in combination with Schering-Plough's interferon alfa-2b under the trade name Rebetron as a therapy for the treatment of hepatitis C. Our royalties from sales of ribavirin by Schering-Plough were $110 million in 1999, $155 million in 2000 and $59 million for the six months ended June 30, 2001. Until the conditions to the transfer of the Schering-Plough license to Ribapharm are satisfied, Ribapharm will not be entitled to royalty payments under the Schering-Plough license and therefore will have no revenues derived from commercialized products.

          Ribavirin came from Ribapharm's extensive library of chemical compounds. At least 3,500 of these compounds are nucleoside analog compounds. Nucleoside analogs are small molecule-type chemicals that resemble the natural building blocks of human and viral genetic material. This genetic material is commonly known as DNA and RNA. We transferred this library to Ribapharm in connection with the restructuring. We believe that the library contains one of the largest collections of nucleoside analogs in the world. Ribapharm intends to combine its scientific expertise with advanced drug screening techniques in an effort to discover and develop new product candidates from the nucleoside analog library. To date, ribavirin is the only compound that has been commercialized from the library.

          In June 2001, Ribapharm licensed Levovirin(TM), a compound that is currently in Phase I clinical trials for the treatment of hepatitis C, to F. Hoffmann-La Roche. Ribapharm will receive a one time licensing fee and will be eligible to receive milestone payments. Roche will be responsible for all future developmental costs of Levovirin. If Levovirin is successfully developed and receives regulatory approval, Ribapharm will be entitled to receive royalty payments. In that case, it is expected that Levovirin will be used in combination therapy with Pegasys, Roche's pegylated version of interferon alpha 2a. In addition, Roche licensed to us a compound that is at a similar stage of development. We will be responsible for the development costs of this compound, milestone payments and royalties if the compound is successfully developed. See "Risk factors--Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough."

          Ribapharm has filed a trademark registration application with the U.S. Patent and Trademark Office for the mark RIBAPHARM. Ribapharm received an unfavorable office action with respect to the application and has filed an opposition to that office action. If Ribapharm cannot register that mark, it may choose a different mark. We also reserve the right to change the company name for Ribapharm.

RESTRUCTURING

          We intend for Ribapharm to become a separate publicly traded company. To achieve this objective, we may sell a minority of Ribapharm's common stock to the public in an initial public offering. The shares to be sold in the Ribapharm public offering will either be already-outstanding shares held by ICN or new shares issued by Ribapharm. If ICN were to sell Ribapharm common shares in the Ribapharm offering, it would recognize taxable income on the proceeds it receives, which may be offset against ICN's net operating loss carryforwards. We would then distribute our remaining interest in Ribapharm to our stockholders; provided, however, that if specific conditions are met, we may retain shares of Ribapharm common stock to deliver upon conversion of the notes. We refer to this distribution as the "spin-off." See "Certain United States federal tax consequences--Certain tax consequences to us and Ribapharm."

          In order for the spin-off to be tax-free to ICN stockholders, ICN must distribute to its stockholders at least 80% of the issued and outstanding common stock of Ribapharm. This requirement may limit the number of shares of Ribapharm common stock that can be sold in the Ribapharm public offering. The number of shares of Ribapharm common stock available to be sold in the Ribapharm public offering may be further limited for a number of reasons.

          For example, if shares of Ribapharm common stock received upon conversion of notes are provided by ICN rather than issued by Ribapharm, the number of shares of Ribapharm common stock available to be sold in the offering will be reduced. We may elect to have ICN provide shares of Ribapharm common stock receivable upon conversion of notes if certain conditions are met, including receipt by ICN of a ruling from the IRS or an opinion of counsel that ICN's retention of shares of Ribapharm common stock in the spin-off will not jeopardize the tax-free nature of the spin-off.

          Additionally, we have had discussions with Roche Capital Corporation, an affiliate of F. Hoffmann-La Roche, regarding the possible exchange of a portion of its shares of ICN common stock for shares of Ribapharm common stock at the time of Ribapharm's contemplated initial public offering and/or the time of the spin-off. If the exchange with Roche occurs at the time of the public offering, the number of shares that can be sold in a Ribapharm public offering may be reduced. There is no assurance that we will reach any definitive agreement with Roche regarding this exchange.

          We may effect the Ribapharm spin-off without a Ribapharm public offering if the maximum number of shares that could be sold in the Ribapharm public offering, taking into account the limitations described above, would not provide a sufficiently liquid market for those shares or if we conclude that, taking into account the funds that we received from the private placement of the notes, cash on hand and other financings, an additional equity financing would not be necessary to repurchase all of our outstanding 8 3/4% senior notes due 2008 and provide for our working capital requirements. Furthermore, if we consummate a Ribapharm public offering or consummate an exchange of Ribapharm common stock for ICN common stock with Roche, the holders of our common stock and holders who convert notes would own a smaller percentage of Ribapharm common stock and, in the case of the Roche exchange, a larger percentage of our common stock than would be the case if that exchange does not occur.

          In connection with the restructuring ICN has contributed to
Ribapharm:

     o ICN's building in Costa Mesa, California, including all fixtures and real property associated with the building;

     o subject to the approval of the holders of ICN's existing outstanding debt securities, ICN's right, title and interest under the Schering-Plough license, which would entitle Ribapharm to receive all of the royalties from Schering-Plough in connection with the sale of oral forms of ribavirin at the time Ribapharm becomes a separate publicly traded company;

     o all the chemical compounds contained in ICN's chemical compound library, along with all associated records, journals and data;

     o all intellectual property rights, including all patents, copyrights and trademarks, related to Ribapharm's business, including all intellectual property rights held by ICN in ribavirin, Tiazole(TM), Adenazole(TM), Levovirin(TM), Viramidine(TM) and the chemical compounds in our nucleoside analog library;

     o all of the equipment and furniture contained in, and personnel employed in, Ribapharm's research and development department in the Costa Mesa facility; and

     o    all other assets used in the conduct of Ribapharm's business.

          However, ICN will retain perpetual, exclusive and royalty-free rights to all indications for ribavirin in a given jurisdiction to the extent currently approved in that jurisdiction, but not in other jurisdictions where that indication is not currently approved. This license excludes all indications and forms of ribavirin licensed to Schering-Plough. ICN will also retain perpetual, exclusive and royalty-free rights with respect to the use of ribavirin in aerosol form for the treatment of bone marrow transplant patients with respiratory syncytial virus. In addition, ICN will retain all equipment forming our AS-400 mainframe computer system and all equipment related to ICN's dosimetry services operations.

          Upon the earlier of the Ribapharm public offering or the spin-off, Ribapharm will become jointly and severally liable for the obligations under the notes. ICN and Ribapharm have agreed that, as between ICN and Ribapharm, ICN will be responsible for all payments of principal and interest under the notes, including Ribapharm's obligation to make an offer to repurchase the notes upon a change of control of Ribapharm (neither the Ribapharm public offering nor the spin-off will be deemed to constitute a change of control of Ribapharm for these purposes). However, ICN will not be responsible for the payment of additional interest in the form of liquidated damages if the obligation to make payments is caused by Ribapharm's failure to comply with its obligations to file and maintain an effective registration statement under the registration rights agreement. This agreement will not preclude any holder of notes from enforcing the obligations on the notes against Ribapharm following the Ribapharm public offering or the spin-off. ICN and Ribapharm reserve the right, however, to change the terms of this agreement so that Ribapharm may become liable, as between ICN and Ribapharm, for all or part of the obligations under the notes. In addition, after the spin-off, upon conversion of a note, a holder will receive, in addition to shares of ICN's common stock, the same number of shares of Ribapharm common stock as the holder would have received had the holder converted the notes immediately prior to the record date for the spin-off.

          There is no assurance that we will effect the Ribapharm public offering or the spin-off. The Ribapharm public offering and the spin-off:

     o    may be subject to the approval of ICN's stockholders;

     o will be subject to obtaining approval by the holders of ICN's outstanding senior notes or our repayment of or defeasance of that debt; and

     o will be subject to the consent of Schering-Plough, which Schering-Plough has preliminarily advised us it intends to give.

     The  spin-off is also subject to:

     o obtaining a ruling from the IRS or an opinion of our counsel that the spin-off will qualify as a tax-free spin-off under U.S. tax laws; and

     o compliance with all applicable laws, including the regulations of the SEC and Delaware General Corporation Law provisions regarding the payment of dividends.

ICN AMERICAS

          ICN Americas will be comprised of our pharmaceutical operations in North, Central and South America, as well as our biomedical operations worldwide and our NLite(TM) product. In addition, ICN Americas will hold the remaining interests in ICN International and Ribapharm until these interests are disposed of as discussed elsewhere in this summary.

          Pharmaceutical operations within the ICN Americas geographical region include the development, manufacture and sale of a broad range of prescription and over-the-counter branded pharmaceutical products, particularly in the area of dermatology. ICN Americas' top selling dermatology product is Efudix(R), which is used to treat pre-cancerous skin lesions.

          The biomedical operations of ICN Americas will consist of three separate product lines:

     o Research chemicals. ICN Americas sells a wide range of chemicals used by medical and scientific researchers, primarily through a catalog sales operation. ICN Americas sources a majority of these products from third-party suppliers.

     o Diagnostic products. ICN Americas manufactures and sells reagents and test kits used to diagnose a variety of disease conditions.

     o Dosimetry. ICN Americas provides monitoring services to physicians, dentists, hospitals, universities, nuclear power plants, government institutions and others to detect personal occupational exposure to radiation, primarily in the United States. ICN Americas' dosimetry services include the manufacture, distribution, and analysis of radiation detection badges, and generation of exposure reports.

ICN INTERNATIONAL

          ICN International develops, manufactures and sells prescription and over-the-counter branded pharmaceutical products throughout Europe, Asia, Africa and Australia. From time to time, ICN International reviews the possible acquisition or licensing of intellectual property from third parties. We are currently considering granting ICN International licenses concerning products of ICN Americas or Ribapharm. It is intended that up to a 40% interest in ICN International will be sold in an offering outside the United States, although it is possible that a portion of the offering will be sold in the United States in a private placement. Subject to the receipt of all required legal and regulatory approvals, we intend to list the shares of ICN International on the Budapest Stock Exchange and global depositary receipts representing the shares on the London Stock Exchange. Subject to market conditions and regulatory approvals, we expect to complete the offering of ICN International as soon as practicable. We believe that this sale will not require the consent of our existing noteholders. It is our longer term intention to sell our remaining interest in ICN International, subject to market conditions and regulatory requirements.

PROXY CONTEST

          At ICN's annual meeting of stockholders on May 30, 2001, three persons nominated by a group of dissident stockholders calling themselves the ICN Committee to Maximize Shareholder Value were elected to ICN's board of directors. Nine other of ICN's directors remain in office. The terms of office for six of these directors expire at the 2002 annual meeting and the terms of office for three of these directors expire at the 2003 annual meeting. Under ICN's bylaws and an agreement between ICN and SSP-Special Situations Partners Inc., a member of the ICN Committee to Maximize Shareholder Value, only three directors will be elected at the 2002 annual meeting, so that after the 2002 annual meeting, ICN's board will be comprised of nine directors. If the dissident group or any other stockholder were to elect three additional nominees at ICN's 2002 annual meeting, then two-thirds of ICN's Board of Directors would be different from ICN's Board of Directors as it existed prior to ICN's 2001 annual meeting. See "Risk factors--If we experience a change of control, it would accelerate repayment obligations under our existing indebtedness and obligate us to make payments under some compensation arrangements and, under more limited circumstances, the notes."

                              ----------------

          Our principal executive offices are located at 3300 Hyland Avenue, Costa Mesa, California, and our telephone number is (714) 545-0100.

                                  THE OFFERING

Issuer................................ICN Pharmaceuticals, Inc.

Securities offered....................$525,000,000 aggregate principal amount of 6 1/2% convertible
                                      subordinated notes due 2008 (and
                                      15,326,010 shares of common stock
                                      issuable upon conversion of the
                                      notes) by selling security holders.

Conversion............................The notes are convertible into
                                      29.1924 shares of our common stock,
                                      par value $.01 per share, per $1,000
                                      principal amount of notes, subject to
                                      adjustment. This is equivalent to an
                                      initial conversion price of
                                      approximately $34.25 per share.

Interest payment dates................We will pay interest on the notes semi-annually in arrears on January
                                      15 and July 15 of each year, starting
                                      on January 15, 2002.

Maturity..............................The notes will mature on July 15, 2008.

Optional redemption...................On or after July 21, 2004, we may at our option redeem the notes, in whole
                                      or in part, at the redemption prices
                                      described herein, together with any
                                      interest accrued through the
                                      redemption date. The notes are not
                                      entitled to any mandatory redemption
                                      or sinking fund.

Change in control.....................If we experience a change of control, we must offer to repurchase the notes
                                      at 100% of the principal amount plus
                                      any interest accrued through the
                                      repurchase date.

Ranking...............................The notes are:

                                      o   unsecured;

                                      o   junior to all of our existing and
                                          future senior indebtedness; and

                                      o   structurally subordinated to all
                                          existing and future liabilities
                                          of our subsidiaries, including
                                          trade payables, except that
                                          following a Ribapharm public
                                          offering or a Ribapharm spin-off,
                                          Ribapharm will be jointly and
                                          severally liable for the
                                          obligations under the notes.

                                      As of March 31, 2001, we and our
                                      subsidiaries had approximately
                                      $511,467,000 of consolidated
                                      indebtedness effectively ranking
                                      senior to the notes. The indenture
                                      under which the notes were issued
                                      does not restrict our or our
                                      subsidiaries' ability to incur
                                      additional senior or other
                                      indebtedness.

Use of proceeds.......................We will not receive any proceeds from the sale of the notes or the shares
                                      of common stock offered in this
                                      prospectus. See "Selling Security
                                      Holders."

Ribapharm initial public
offering and spin-off.................Upon the earlier to occur of the
                                      Ribapharm public offering or the
                                      spin-off (if either occurs):

                                      o   Ribapharm will become jointly and
                                          severally liable for the
                                          obligations under the notes;

                                      o   Ribapharm will have the same
                                          obligation as we have to purchase
                                          notes upon a change of control
                                          and we will be jointly and
                                          severally liable for this
                                          obligation;

                                      o   Ribapharm's obligation to make
                                          payments on the notes will be
                                          subordinated to the same extent
                                          as our obligations; and

                                      o   If required, Ribapharm will have
                                          an obligation to file a
                                          registration statement relating
                                          to the resale of the notes and,
                                          following the spin-off, the
                                          underlying Ribapharm common
                                          stock.

                                      If the spin-off occurs:

                                      o   A holder who converts notes
                                          following the spin-off will
                                          receive, in addition to shares of
                                          our common stock, the same number
                                          of shares of Ribapharm common
                                          stock that the holder would have
                                          received had the holder converted
                                          the notes immediately prior to
                                          the record date for the spin-off.
                                          Holders will receive the shares
                                          of Ribapharm stock from either
                                          Ribapharm or us.

Risk factors..........................In analyzing an investment in the notes offered by this prospectus,
                                      prospective investors should
                                      carefully consider, along with other
                                      matters referred to in this
                                      prospectus or incorporated by
                                      reference herein, the information set
                                      forth under "Risk factors."

         For a more complete description of the terms of the notes, see "Description of notes." For a more complete description of our common stock, see "Description of common stock."

                      SUMMARY SELECTED FINANCIAL DATA

          The following table sets forth our summary selected historical and other financial data on a consolidated basis for each of the years in the three year period ended December 31, 2000 and for the three months ended March 31, 2000 and 2001. The summary selected historical and other financial data for each of the years in the three year period ended December 31, 2000 were derived from our audited consolidated financial statements. The statement of operations data and balance sheet data for the quarters ended March 31, 2000 and 2001 were derived from our unaudited financial statements which, in the opinion of management, include the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results of operations and financial position for such periods. The results of operations for the quarter ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001 or any other period. The trends in our sales and net income are affected by several business combinations completed in the fiscal years 1998 through 2000. The information contained in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus.

                                                                                                 THREE MONTHS ENDED
                                                                                               -----------------------
                                                               YEAR ENDED DECEMBER 31,                MARCH 31,
                                                         ------------------------------------  -------------------------
STATEMENTS OF OPERATIONS-CONSOLIDATED                      1998         1999         2000         2000         2001
-------------------------------------                    ------------------------------------  -------------------------
(IN THOUSANDS)

Product sales......................................       $800,639     $638,475     $645,190     $159,340     $171,419
Royalties..........................................         37,425      108,937      155,114       33,000       27,550
Total revenues.....................................        838,064      747,412      800,304      192,340      198,969
Gross profit--product sales........................        447,039      382,329      382,372       98,574      101,645
Income (loss) from operations(1)...................       (289,568)     198,857      183,955       52,565       41,198
Interest expense...................................         38,069       55,943       60,356       15,221       13,017
Extraordinary loss(2)..............................            --           --        3,225           --           --
Net income (loss)(1)...............................       (352,074)     118,626       90,180       27,399       21,022

OTHER DATA-CONSOLIDATED
-----------------------
(IN THOUSANDS)
Depreciation and amortization......................        $51,096     $65,502      $64,540      $15,885      $18,064
Cash flows provided by (used in):
  Operating activities.............................          9,624      87,123      181,684       52,981       54,887
  Investing activities.............................       (295,046)    (50,360)     (90,795)     (10,485)     (35,835)
  Financing activities.............................        186,019      36,399     (112,765)      (4,790)      (5,031)
Ratio of earnings to fixed charges(3)(4)(5)........            --         3.5x         3.1x         3.5x         3.3x

                                                                                 MARCH 31, 2001
                    BALANCE SHEET DATA                                     ACTUAL        PRO FORMA (6)
                    ------------------                                ----------------  -----------------
                    (IN THOUSANDS)
                    Working capital                                   $     385,305     $     698,558
                    Total assets                                          1,467,100         1,789,053
                    Total debt                                              511,467           845,822
                    Stockholders' equity                                    758,050           750,113

NOTES TO SUMMARY SELECTED FINANCIAL DATA:

(1) As a result of political and economic events in Eastern Europe, including the Yugoslavian government's seizure of our Yugoslavian operations effective November 26, 1998, we recorded charges totaling $451.0 million in the year ended December 31, 1998. Of this amount, $440.8 million is included in operating expenses, representing the write-off of our investment in Yugoslavia and related assets ($235.3 million), provisions for losses on accounts and notes receivable (including accounts and notes receivable from the Yugoslavian government) ($203.5 million) and the write-off of other investments ($2.0 million). The losses related to Eastern Europe also include reductions in the value of inventories ($6.1 million) included in cost of product sales and a charge against interest ($4.1 million). As a result of the seizure of our Yugoslavian operations, we deconsolidated the financial statements of ICN Yugoslavia and are currently accounting for our ongoing investments using the cost method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Foreign Operations" incorporated by reference into this prospectus.

(2) During 2000, we repurchased $84.4 million of our outstanding 9 1/4% senior notes and $12.8 million of our outstanding 8 3/4% senior notes. These repurchases generated an extraordinary loss on early extinguishment of debt of $3.2 million, net of an income tax benefit of $1.7 million.

(3)   Fixed charges consist of interest expense and capitalized interest.

(4) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before extraordinary loss, minority interests, provision (benefit) for income taxes and interest expense.

(5) For the year ended December 31, 1998, we had a deficiency of earnings compared to our fixed charges of $398.6 million.

(6) Pro forma reflects the issuance of $525,000,000 of 6 1/2% convertible subordinated notes due 2008 in July 2001, redemption of the 9 1/4% senior notes due 2005 (which is scheduled to occur on August 17, 2001 pursuant to a notice of redemption mailed on July 18, 2001) and the extraordinary loss, net of tax, of $7.9 million as a result of the redemption of the 9 1/4% senior notes outstanding as of March 31, 2001. See "Capitalization."

                               RECENT DEVELOPMENTS

2001 EARNINGS RELEASE

          On August 2, 2001, we announced unaudited financial results for the second quarter of 2001.

          o Earnings per diluted share for the second quarter were $0.26 compared to $0.38 cents in the same period of 2000.

          o Total revenue increased to $206 million from $191 million, an increase of 7 percent. Second quarter performance was led by strong growth in North America and Western Europe. Excluding royalties, our revenue increased in the quarter to $174 million from $148 million, an increase of 18 percent.

          o Operating income was $43 million compared to $48 million in the second quarter of last year, which includes a decline in royalties of $12 million. Earnings before interest, taxes, depreciation and amortization (EBITDA) were $65 million. Pre-tax income (income before taxes, minority interests, and extraordinary loss) was $37 million versus $34 million last year. Net income was $21 million compared to $31 million in the second quarter of 2000.

          o For the first six months, revenue increased to $405 million from $384 million a year ago, an increase of 5 percent. Operating income was $84 million versus $101 million in last year's first half, which includes a decline in royalties of $17 million. Earnings before interest, taxes, depreciation and amortization were $124 million. Pre-tax income was $67 million versus $72 million last year. Net income for the first six months was $42 million versus $58 million a year ago. Earnings per share were $0.51 per diluted share in the first six months versus $0.72 per share in the 2000 period.

          o Royalties from Schering-Plough's sales of REBETRON((TM)) combination therapy for chronic hepatitis C were $31 million in the quarter compared to $43 million last year. Royalty revenues for the year's first half were $59 million compared to $76 million in 2000.

          In July and August 2001, ICN repurchased $114,221,000 principal amount of its 8 3/4% senior notes due 2008. In connection with the repurchase of the 8 3/4% senior notes, ICN will record an extraordinary loss on extinguishment of debt of $13.2 million, net of tax, in the third quarter of 2001.

U.S. FOOD AND DRUG ADMINISTRATION APPROVAL

          On July 26, 2001, Schering-Plough announced that the U.S. Food and Drug Administration (FDA) granted Schering-Plough marketing approval for Rebetol(R) (ribavirin, USP) Capsules as a separately marketed product for use only in combination with Intron(R) A (interferon alfa-2b, recombinant) Injection for the treatment of chronic hepatitis C in patients with compensated liver disease previously untreated with alpha interferon or who have relapsed following alpha interferon therapy.

          On August 8, 2001, Schering-Plough announced that the FDA also granted Schering-Plough approval for Peg-Intron((TM)) (peginterferon alfa-2b), a longer lasting form of Intron(R) A, for use in combination therapy with Rebetol(R) for the treatment of chronic hepatitis C in patients with compensated liver disease previously untreated with alpha interferon and who are at least 18 years of age.

LICENSING

          On June 29, 2001, F. Hoffmann-La Roche Inc. and F. Hoffmann-La
Roche Ltd. licensed from us the rights to the developmental compound Levovirin(TM), which is in Phase I clinical trials as a potential treatment for hepatitis C. The transaction includes a one-time licensing fee, milestone payments, and future royalties after successful development and regulatory approval of the compound. Roche will be responsible for all future developmental costs of Levoririn. At the same time, we licensed the rights to a developmental compound from Roche. We will be responsible for the development costs of this compound, milestone payments and royalties if the compound is successfully developed.

SCHERING-PLOUGH/ROCHE AGREEMENT

     On August 13, 2001, Schering-Plough announced that it entered into a licensing agreement with F. Hoffmann-La Roche Ltd. and F. Hoffmann-La Roche Inc. that settles all patent disputes relative to their respective peginterferon products. In addition, Schering-Plough and Roche will each license to the other its patents applicable to peginterferon as a combination therapy with ribavirin. The announcement said that Schering-Plough will cooperate should Roche wish to acquire a license from us under patent rights to oral ribavirin for use in combination with Roche's peginterferon product. The announcement also said that the Schering-Plough/Roche agreement is subject to dismissal of the relevant lawsuits by the courts in the United States and Europe. We are currently evaluating the implications of this agreement on us.

                                  RISK FACTORS

           RISKS RELATING TO THE NOTES AND THE UNDERLYING COMMON STOCK

THE NOTES WILL BE SUBORDINATED TO OUR SENIOR INDEBTEDNESS AND BE
STRUCTURALLY SUBORDINATED TO ALL LIABILITIES OF OUR SUBSIDIARIES, EXCEPT THAT, IF THE RIBAPHARM PUBLIC OFFERING OR SPIN-OFF OCCURS, RIBAPHARM WILL BECOME JOINTLY AND SEVERALLY OBLIGATED ON THE NOTES.

          The notes are junior in right of payment to all of our existing and future senior indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of March 31, 2001, we and our subsidiaries had approximately $511,467,000 of consolidated indebtedness effectively ranking senior to the notes. The indenture governing the notes does not restrict the incurrence of senior indebtedness or other debt by us or our subsidiaries. By reason of such subordination, in the event of the insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up of our business, our assets will be available to pay the amounts due on the notes only after all of our senior indebtedness has been paid in full, and, therefore, there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. See "Description of notes--Subordination of notes."

          A significant amount of our operations are conducted through subsidiaries. Except as described in the following sentence, none of our subsidiaries have guaranteed or otherwise become obligated with respect to the notes and, as a result, the notes will be structurally subordinated to all indebtedness and other obligations of our subsidiaries with respect to the subsidiaries' assets. However, if the Ribapharm public offering or the spin-off occurs, Ribapharm will become jointly and severally liable for the obligations under the notes. Claims of creditors of our subsidiaries, including trade creditors, will generally have priority as to the assets of our subsidiaries over our claims and claims of the holders of our indebtedness, including the notes.

OUR RESTRUCTURING, IF IT OCCURS, MAY HAVE UNINTENDED CONSEQUENCES THAT MAY ADVERSELY AFFECT OUR PROFITABILITY AND OUR ABILITY TO SATISFY OUR OBLIGATIONS UNDER THE NOTES.

          We intend to separate our business into three separate publicly traded companies. We have not finalized our plans for this restructuring and our plans may change or the restructuring may not occur at all. We cannot anticipate the effect that the restructuring plan will have on our company. The restructuring may require the creation of new management systems, the relocation of employees, the incurrence of additional expenses and other actions that may adversely affect our business. It may also negatively impact some synergies and economies of scale that currently benefit our business. The restructuring may also put additional strain on our management's time and attention. Since we are dividing our company into three separate companies, we may not have sufficient management depth to manage all three of these businesses separately. Therefore, we may need to attract additional management from outside the company. Our inability to do so may adversely affect one or more of the separate companies. We cannot anticipate all the consequences of the restructuring and some of the consequences may adversely affect our profitability and our ability to satisfy our obligations under the notes. See "--Ribapharm will only become an obligor on the notes if we effect the Ribapharm public offering or the spin-off and the notes will only be convertible into Ribapharm common stock if we effect the spin-off."

OUR PROPOSED DIVESTITURE OF OUR INTEREST IN ICN INTERNATIONAL MAY NEGATIVELY AFFECT OUR ABILITY TO PAY AMOUNTS DUE UNDER THE NOTES AND OUR OTHER INDEBTEDNESS.

          Our restructuring contemplates the initial sale of up to 40% of the stock of ICN International. This sale will likely limit our ability to obtain cash, in the form of dividends or otherwise, from the businesses comprising ICN International, which cash would otherwise be available to us to pay our obligations under the notes. In addition, this sale, by limiting our ability to receive cash from ICN International and creating a minority interest, could have a material adverse effect on our ability to comply with financial and other restrictive covenants in our existing outstanding indebtedness, which, among other things, limit our ability to incur debt and sell assets. Our failure to comply with some or all of these covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

AS A RESULT OF OUR RESTRUCTURING, WE MAY CHANGE OUR DIVIDEND POLICY.

          If the Ribapharm public offering or the Ribapharm spin-off occurs, Ribapharm, instead of us, will be entitled to receive the royalty payments from our license agreement with Schering-Plough. After the Ribapharm public offering, we will not have the ability to cause Ribapharm to pay any dividends. After the Ribapharm spin-off, our revenue will decrease significantly from current levels. Although we have paid dividends in the past, our board of directors has made no decision whether to continue to pay dividends in the future and, if any dividends are paid, the amount of such dividends. In addition, Ribapharm does not anticipate paying dividends for the foreseeable future.

OUR SUBSTANTIAL CURRENT AND FUTURE INDEBTEDNESS COULD RESTRICT OUR OPERATIONS, MAKE US MORE VULNERABLE TO ADVERSE ECONOMIC CONDITIONS AND MAKE IT MORE DIFFICULT FOR US TO MAKE PAYMENTS ON THE NOTES.

          On March 31, 2001, we and our subsidiaries had approximately $845,822,000 of consolidated pro forma indebtedness, after giving effect to the issuance of the notes and the redemption of our 9 1/4% senior notes due 2005. On July 18, 2001 we mailed a notice to the holders of our 9 1/4% senior notes, that we will redeem all of the $188,978,000 principal amount of outstanding 9 1/4% senior notes on August 17, 2001 at a redemption price of 104.625% of the principal amount plus accrued and unpaid interest. We may incur additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

     o we anticipate that approximately $65 million of cash flow from operations will be required to discharge our annual obligations on our indebtedness, after giving effect to the repayment of the 9 1/4% senior notes;

     o our outstanding indebtedness and leverage may increase the impact on our business of negative changes in general economic and industry conditions, as well as competitive pressures; and

     o the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

          General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness, including the notes. Our business might not continue to generate cash flow at or above current levels. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

     o    seek additional financing in the debt or equity markets;

     o    refinance or restructure all or a portion of our indebtedness;

     o    sell selected assets; or

     o    reduce or delay planned capital expenditures.

          These measures might not be sufficient to enable us to service our debt, including the notes. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms, if at all.

RIBAPHARM WILL ONLY BECOME AN OBLIGOR ON THE NOTES IF WE EFFECT THE RIBAPHARM PUBLIC OFFERING OR THE SPIN-OFF AND THE NOTES WILL ONLY BE CONVERTIBLE INTO RIBAPHARM COMMON STOCK IF WE EFFECT THE SPIN-OFF.

          We currently intend to effect the Ribapharm public offering and/or the Ribapharm spin-off. However, our ability to complete the Ribapharm public offering and/or the spin-off:

     o    may be subject to the approval of the ICN stockholders;

     o will be subject to obtaining approval by the holders of our outstanding senior notes or our repayment of or defeasance of such debt; and

     o will be subject to the consent of Schering-Plough, which Schering-Plough has preliminarily advised us it intends to give.

          The  spin-off is also subject to:

     o obtaining a ruling from the IRS or an opinion of our counsel that the distribution will qualify as a tax-free spin-off under U.S. tax laws; and

     o compliance with all applicable laws, including the regulations of the SEC and the Delaware General Corporation Law provisions regarding the payment of dividends.

          Typically, it takes four to six months from the date of submission of a ruling request for the IRS to make a determination, but there can be no assurance that it will not take longer. We cannot give any assurance that we will be able to obtain all the consents and approvals that are necessary in order for us to effect the Ribapharm public offering or the spin-off. If we do not effect a spin-off of Ribapharm, holders of notes will not receive Ribapharm stock upon conversion of the notes.

OWNING RIBAPHARM COMMON STOCK INVOLVES RISKS THAT ARE DIFFERENT FROM OUR RISKS.

          If the spin-off occurs and a holder converts notes into common stock, owning Ribapharm common stock will involve numerous risks, including:

     o Ribapharm's financial condition and results of operations will be substantially dependent on royalties from the license agreement with Schering-Plough;

     o because Ribapharm's expenses as an independent company may be significantly higher than its expenses while one of our subsidiaries, Ribapharm's historical financial information may not be representative of its future results;

     o if Ribapharm acquires excess cash from its operations, federal securities laws may limit the types of investments in which Ribapharm may be able to invest that cash;

     o if Ribapharm does not develop its own manufacturing, sales, marketing and distribution capabilities, it will remain dependent on third parties to manufacture and commercialize its products;

     o if Ribapharm fails to manage its expansion, its business could be impaired; and

     o anti-takeover provisions in Ribapharm's charter documents and under Delaware law could provide its management or board of directors with the ability to delay or prevent a change in control of Ribapharm, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

A NUMBER OF INTERNAL AND EXTERNAL FACTORS HAVE CAUSED AND MAY CONTINUE TO CAUSE THE MARKET PRICE OF OUR STOCK TO BE VOLATILE.

          The market prices for securities of companies engaged in pharmaceutical development, including us, have been volatile. Many factors, including many over which we have no control, may have a significant impact on the market price of our common stock and the common stock of Ribapharm if it becomes a public company, including without limitation:

     o our competitors' announcement of technological innovations or new commercial products;

     o    changes in governmental regulation;

     o    our competitors' receipt of regulatory approvals;

     o our competitors' developments relating to patents or proprietary rights;

     o publicity regarding actual or potential medical results for products that we or our competitors have under development; and

     o    period-to-period changes in financial results.

          The liquidity of any market for the notes will depend on the number of holders of the notes, the interest of securities dealers in making a market in the notes and other factors. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes.

YOU MAY BE UNABLE TO SELL YOUR NOTES IF A TRADING MARKET FOR THE NOTES DOES NOT DEVELOP.

          If a public trading market develops for the notes, future trading prices of the notes will depend on many factors, including:

     o the price of the common stock into which the notes are convertible;

     o whether the Ribapharm public offering has been completed or is likely to be completed;

     o    whether Ribapharm has been spun-off or is likely to be spun-off;

     o    prevailing interest rates;

     o    the market for similar securities; and

     o    our operating results and financial condition.

          If a trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or be unable to sell, the notes.

                 RISKS RELATING TO ICN, INCLUDING RIBAPHARM

IF OUR ROYALTIES FROM SCHERING-PLOUGH DECLINE SIGNIFICANTLY IN THE FUTURE, WE WILL HAVE SIGNIFICANTLY LESS FUNDS WITH WHICH TO OPERATE OUR BUSINESS.

          We are, and if Ribapharm becomes a public company, Ribapharm will be, dependent upon royalties from our license with Schering-Plough to fund our and its research and development program. Schering-Plough's exclusive license under the license agreement expires in September 2010. After the expiration of exclusivity, Schering-Plough will have a perpetual non-exclusive license to oral forms of ribavirin. Pursuant to the license agreement, Schering-Plough can terminate the license agreement at any time upon giving prior written notice to us. If Schering-Plough were to terminate the license agreement pursuant to this provision, our license to Schering-Plough would become a perpetual non-exclusive license. We would be free to license oral forms of ribavirin to third parties. However, if Schering-Plough terminates the license agreement pursuant to this provision, Schering-Plough would not be relieved from its obligation to pay us royalties on its sales of ribavirin if any. In addition, Schering-Plough has sole discretion to determine the pricing of ribavirin and the amount and timing of resources devoted to the marketing of ribavirin. Any significant decrease in royalties from this license could require us or Ribapharm, as the case may be, to reduce research and development expenditures and other activities. We or Ribapharm, as the case may be, also may not be able to repay any borrowings incurred in anticipation of receiving these royalties.

          Schering-Plough has informed us that it believes royalties for the first quarter of 2001 and the fourth quarter of 2000 should not include royalties of approximately $1,200,000 and $1,800,000, respectively, on products distributed as part of an indigent patient marketing program. It also informed us that amounts that had previously been paid under this program, which they estimate to be approximately $11,900,000, should be returned to Schering-Plough. In raising the dispute, Schering-Plough has not clearly articulated to us a contractual basis for the nonpayment of royalties. Rather it has based its arguments on primarily moral or humanitarian grounds, essentially equitable arguments, indicating that they believe they should not have an obligation to pay royalties on product given to indigent patients. We have not been provided with appropriate information or documentation, and do not agree with such adjustment as the license agreement articulates those programs for which royalties would not be due. Should Schering-Plough successfully apply this adjustment retroactively, it could have an impact on our results of operations. Further, if Schering-Plough were to apply the proposed adjustment to future royalty payments, royalties could be reduced in approximately the same proportion as the proposed historical adjustment.

          Royalties received from the sale of ribavirin by Schering-Plough could also decline in the future for a variety of other reasons, including:

     o reductions in the pricing of ribavirin by Schering-Plough or in reimbursement by health care payors;

     o the expiration or invalidation of the patents related to ribavirin;

     o    a decrease in Schering-Plough's marketing efforts;

     o    quarterly or yearly fluctuations in the prevalence of hepatitis
          C;

     o    fluctuations in foreign currency exchange rates;

     o an increase in the severity or frequency of side effects associated with ribavirin, the combination therapy, or interferon alfa-2b or the discovery of other harmful effects attributable to these drugs and therapy; and

     o the suspension or withdrawal of the FDA's approval of ribavirin marketed by Schering-Plough or changes in the terms of such approval, the approved labeling for ribavirin, or any FDA or court imposed restrictions on the manner in which ribavirin is promoted, or any reduction in supplies due to a natural or accidental disaster or regulatory concerns such as Good Manufacturing Practices compliance.

          In addition, future royalties from Schering-Plough may also decrease if competing therapies are developed for the treatment of hepatitis C. Competing therapies may include:

     o    pegylated interferon developed by Schering-Plough and F.
          Hoffmann-La Roche;

     o    Infergen being developed by Amgen, Inc.;

     o    Albuferon being developed by Human Genome Sciences, Inc.; and

     o protease inhibitors being developed by Eli Lilly and Company, Vertex Pharmaceuticals Incorporated, Viropharma Incorporated, American Home Products Corporation and Gilead Sciences, Inc.

          Other companies that engage in research activities similar to our and Ribapharm's research activities include Abbott Laboratories, Pfizer
Inc., GlaxoSmithKlein plc, Merck & Co. Inc. and Novartis AG. In particular, on May 10, 2001, Novartis announced that the FDA approved its drug Gleevec, which may compete with our product candidate Tiazole.

WE GENERATE SIGNIFICANT REVENUE FROM OPERATIONS IN EMERGING MARKETS IN WHICH POLITICAL AND ECONOMIC INSTABILITY AND FOREIGN CURRENCY RISK PRESENT NUMEROUS RISKS FOR OUR BUSINESS.

          Approximately 63% and 62% of our revenues for 2000 and for the first six months of 2001, respectively, were generated from operations outside the United States. We operate both directly and through distributors in North America, Latin America (principally Mexico), Western Europe (including Poland, Hungary and the Czech Republic) and Russia and through distributors elsewhere in the world.

          A large portion of our foreign operations are conducted in emerging markets. Businesses operating in emerging markets are subject to greater economic, commercial and political risks, including the risk of civil unrest or war, than those operating in more developed markets. These risks include, among others, the nationalization or expropriation of assets or businesses, price and exchange controls, exchange rate risks (including devaluation of currency), high rates of inflation, limitations on participation in local enterprises, political and economic instability, changes in regulations, restrictive governmental actions, lack of enforcement of legal rights, corruption and inefficient and restrictive banking systems. For example, if the government of a territory in which we conduct business decides to nationalize or expropriate some or all of our assets, we may not receive adequate compensation, our cash flow may be significantly affected and our business, financial condition and results of operations may be materially adversely affected. See "--We are involved in various legal proceedings that could adversely affect us."

          Even in those countries which have enacted legislation to protect foreign investment and other property against expropriation and nationalization, there can be no certainty that such protections will be enforced. This uncertainty is due to several factors, including: (i) the lack of budgetary resources; (ii) the apparent lack of political will to enforce legislation to protect property against expropriation and nationalization; (iii) the lack of an independent judiciary and sufficient mechanisms to enforce judgments; and (iv) corruption among government officials. Any such failure to enforce such protections may have a material adverse effect on our business, financial condition and results of operations.

          We have received letters from some authorities of Russian regions inquiring as to whether we have complied with all of our commitments that we made when we acquired businesses in Russia. While we believe we have complied with these commitments in all material respects, we cannot predict what actions these authorities might take if they conclude otherwise. In addition, in 1998 our operations in Yugoslavia were seized by an agency of the Yugoslavian government. See "-- We are involved in various legal proceedings that could adversely affect us."

          We sell products in many countries that are susceptible to significant foreign currency risk. We generally sell products in these countries for United States dollars. While this eliminates our direct currency risk, it increases our credit risk because if a local currency is devalued significantly it becomes more expensive for customers in that market to purchase our products in United States dollars. Acquisitions we are currently evaluating or pursuing may increase our foreign currency risk and the other risks identified above. We currently do not have a hedging program to protect against foreign currency exposure and, in some of the countries in which we operate, no effective hedging program is available.

          Furthermore, the success of our operations in Russia and central Europe depends on our ability to attract and retain qualified management in these countries who are familiar not only with our business and industry but also with the commercial practices and economic and political environments in these countries.

IF WE EXPERIENCE A CHANGE OF CONTROL, IT WOULD ACCELERATE REPAYMENT OBLIGATIONS UNDER OUR EXISTING INDEBTEDNESS AND OBLIGATE US TO MAKE PAYMENTS UNDER SOME COMPENSATION ARRANGEMENTS AND, UNDER MORE LIMITED CIRCUMSTANCES, THE NOTES.

          At ICN's annual meeting of stockholders on May 31, 2001, three persons nominated by a group of dissident stockholders calling themselves the ICN Committee to Maximize Shareholder Value were elected to ICN's Board of Directors. If the dissident group or any other stockholder were to elect three additional nominees at ICN's 2002 annual meeting, then two-thirds of ICN's Board of Directors would be different from ICN's Board of Directors as it existed prior to ICN's 2001 annual meeting. This would trigger change of control provisions in ICN's existing debt instruments and some compensation arrangements, but not under the notes offered by this prospectus. If this were to occur, ICN would be required to redeem, at a purchase price equal to 101% of the principal amount thereof plus accrued interest, all outstanding 8 3/4% senior notes due 2008, which will remain outstanding after this offering, and all outstanding 9 1/4% senior notes due 2005, which ICN will redeem with the proceeds of this offering. At August 7, 2001, $194,611,000 aggregate principal amount of ICN's 8 3/4% senior notes due 2008 was outstanding. If we experience a change of control under the indenture governing the 6 1/2% convertible subordinated notes, we would be required to redeem all of these notes at a purchase price equal to 100% of the principal amount plus accrued interest.

          If, after the Ribapharm public offering or the Ribapharm spin-off, Ribapharm experiences a change of control, it will be required to purchase all of these notes at a purchase price equal to 100% of the principal amount plus accrued interest. We will be jointly and severally liable for this obligation.

          In addition, if we experienced a change of control under employment agreements with our Chairman and several key senior executive officers, we would be obligated under these agreements to pay amounts totaling approximately $27,800,000, based upon present compensation. In addition, the vesting of options granted to our Chairman and several key senior executive officers would be accelerated. The value of the accelerated options would depend upon the market price of shares of our common stock at that time.

          We cannot give any assurances that we or Ribapharm will have sufficient funds available for any required repurchases under the notes or other indebtedness if we or Ribapharm experience a change in control. If we fail or Ribapharm fails, as the case may be, to repurchase any existing indebtedness, including the notes, as required, then we or Ribapharm, as the case may be, would be in default under the indentures governing such indebtedness.

WE ARE INVOLVED IN VARIOUS LEGAL PROCEEDINGS THAT COULD ADVERSELY AFFECT US.

          On August 11, 1999, the United States Securities and Exchange Commission filed a complaint in the United States District Court for the Central District of California captioned Securities and Exchange Commission
v. ICN Pharmaceuticals, Inc., Milan Panic, Nils O. Johannesson and David C. Watt, Civil Action No. SACV 99-1016 DOC (ANx). The SEC complaint alleges that we and the individual named defendants made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, and engaged in acts, practices, and courses of business which operated as a fraud and deceit upon other persons in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The SEC complaint concerns the status and disposition of our 1994 new drug application for ribavirin as a monotherapy treatment for chronic hepatitis C. The SEC complaint seeks injunctive relief, unspecified civil penalties, and an order barring Mr. Panic from acting as an officer or director of any publicly-traded company. A pre-trial schedule has been set which requires the submission of summary judgment motions in late 2002, the end of discovery by March 17, 2003, and the commencement of trial on May 6, 2003. We and the SEC are engaged in discussions in an effort to determine whether the litigation can be resolved by settlement agreement.

          Beginning in 1996, we received subpoenas from a grand jury in the United States District Court for the Central District of California requesting the production of documents covering a broad range of matters over various time periods. We understood that we, Mr. Panic, two current senior executive officers, a former senior officer, a current employee, and a former employee of the company were targets of an investigation. We also understood that a senior executive officer and a director were subjects of the investigation. The United States Attorney for the Central District of California advised our counsel that the areas of its investigation included disclosures made and not made to the public and third parties concerning the 1994 hepatitis C monotherapy new drug application; stock sales for the benefit of Mr. Panic following receipt on November 28, 1994 of a letter from the FDA informing us that the 1994 hepatitis C monotherapy new drug application had been found not approvable; possible violations of the economic embargo imposed by the United States upon the Federal Republic of Yugoslavia, based upon alleged sales by us and Mr. Panic of stock belonging to our employees; and, with respect to Mr. Panic, the personal disposition of assets of entities associated with Yugoslavia, including possible misstatements and/or omissions in federal tax filings. We have cooperated, and continue to cooperate, in the grand jury investigation. A number of our current and former officers and employees were interviewed by the government in connection with the investigation. The United States Attorney issued subpoenas requiring various of our current and former officers and employees to testify before the grand jury. Certain current and former officers and employees testified before the grand jury beginning in July 1998.

          On March 15, 2001, we were notified by the United States Attorney that a decision had been made not to prosecute the individual targets and subjects of the grand jury investigation. At the same time, we were also notified that the United States Attorney had authorized an indictment of us based upon alleged false and misleading misrepresentations concerning the 1994 hepatitis C monotherapy new drug application. We and the United States Attorney are engaged in discussions in an effort to determine whether the matter can be settled by plea bargain, which could include a plea by us to one felony count.

          In connection with the grand jury investigation and SEC litigation, we have recorded a reserve in the fourth quarter of 2000 of $9,250,000 to cover the potential combined settlement liability and all other related costs. Our estimate of the fourth quarter reserve was based upon the nature and amounts noted during settlement discussions with the SEC and the United States Attorney. We believe that additional loss in settling these matters, based upon discussions to date, is not reasonably possible. There can, of course, be no assurance that the grand jury investigation will be settled by plea agreement or that the SEC litigation will be settled by mutual agreement or what the amount of any settlements may ultimately be. In the event that a settlement of either matter is not reached, we will vigorously defend any litigation.

          On or about February 9, 1999, we commenced an action in the United States District Court for the District of Columbia against the Federal Republic of Yugoslavia, the Republic of Serbia and the State Health Fund of Serbia seeking damages in the amount of at least $500,000,000 and declaratory relief arising out of the Federal Republic of Yugoslavia's and the Republic of Serbia's seizure of our majority ownership interest in ICN Yugoslavia and the failure of the Republic of Serbia and the State Health Fund to pay ICN Yugoslavia for goods sold and delivered. On or about March 9, 1999, the State Health Fund commenced an arbitration against us before the International Chamber of Commerce for unquantified damages due to alleged breaches of the agreement pursuant to which we acquired our majority ownership interest in ICN Yugoslavia, and for unspecified injunctive relief. We, in turn, counterclaimed against the State Health Fund and commenced an arbitration against the Federal Republic of Yugoslavia and the Republic of Serbia in the International Chamber of Commerce arising out of the seizure of ICN Yugoslavia and the failure to pay for goods sold and delivered, seeking damages and other relief. The District Court stayed the action (while retaining jurisdiction) so that issues of jurisdiction by and among the parties could be resolved at the International Chamber of Commerce. On February 23, 2001, the arbitration panel issued decisions holding that: (i) the State Health Fund is a proper party to the arbitration; (ii) the issue of jurisdiction over the Republic of Serbia in the arbitration will be joined to the merits of the case and decided in conjunction therewith; and (iii) there is no jurisdiction over the Federal Republic of Yugoslavia in the arbitration. A trial date has been set for July 15, 2002. We intend to prosecute vigorously our claims against the Federal Republic of Yugoslavia, the Republic of Serbia and the State Health Fund, and to defend against the State Health Fund's claims against us, which we believe to be meritless and filed solely as a response to the action filed earlier by us in the District Court.

          ICN is a party to a legal matter at one of its distribution companies in Russia. The matter involves a claim relating to non-payment under a contract entered into in January 1995, prior to ICN's acquisition of this Russian distribution company. The claimant is seeking to recover $6.2 million in damages, plus expenses. Due to the complex and changing legal environment in Russia, we cannot estimate the range or amount of possible loss, if any, that may be incurred. We intend to vigorously defend this matter, however, an adverse decision could have a material effect on our results of operations.

           We are a party to other pending lawsuits or subject to a number of threatened lawsuits. While the ultimate outcome of pending and threatened lawsuits and the grand jury investigation cannot be predicted with certainty, and an unfavorable outcome could have a negative impact on us, at this time in the opinion of management, the ultimate resolution of these matters will not have a material effect on our consolidated financial position, results of operations or liquidity.

IF WE CANNOT SUCCESSFULLY DEVELOP OR OBTAIN FUTURE PRODUCTS, OUR GROWTH MAY BE DELAYED.

          Our future growth will depend, in large part, upon our ability to develop or obtain and commercialize new products and new formulations of or indications for current products. We are engaged in an active research and development program involving compounds owned by us or licensed from others which we may commercially develop in the future. Although Schering-Plough has received regulatory approvals for the sale of oral ribavirin for treatment of chronic hepatitis C in combination with Schering-Plough's alpha interferon and pegylated interferon, there can be no assurance that we will be able to develop or acquire new products, obtain regulatory approvals to use these products for proposed or new clinical indications, manufacture our potential products in commercial volumes or gain market acceptance for such products. It may be necessary for us to enter into other licensing arrangements, similar to our arrangement with Schering-Plough, with other pharmaceutical companies in order to market effectively any new products or new indications for existing products. There can be no assurance that we will be successful in entering into such licensing arrangements on terms favorable to us or at all. We have granted Schering-Plough an option or right of first/last refusal to license various compounds we may develop.

          In June 2001, Ribapharm licensed Levovirin(TM), a compound that is currently in Phase I clinical trials for the treatment of hepatitis C, to F. Hoffmann-La Roche. Ribapharm will receive a one time licensing fee and be eligible to receive milestone payments. Roche will be responsible for all future developmental costs of Levoririn. If Levovirin is successfully developed and receives regulatory approval, Ribapharm will be entitled to receive royalty payments. In that case, it is expected that Levovirin will be used in combination therapy with Pegasys, Roche's pegylated version of interferon alpha 2a. In addition, Roche licensed to us a compound that is at a similar stage of development. We will be responsible for the development costs of this compound, milestone payments and royalties if the compound is successfully developed. See "-- Our flexibility in maximizing commercialization opportunities for our compounds may be limited by our obligations to Schering-Plough."

IF OUR INTELLECTUAL PROPERTY RIGHTS EXPIRE OR ARE NOT BROAD ENOUGH, THIRD PARTIES MAY BE ABLE TO SELL GENERIC FORMS OF OUR PRODUCTS.

          We depend, in part, on the protection afforded by our patents relating to ribavirin for market exclusivity. In particular, if generic forms of ribavirin are permitted to be sold, both the volume of sales and the price Schering-Plough charges for the combination therapy may decrease significantly. As a result, our royalty revenues may decrease.

          Schering-Plough currently has regulatory protection under the Waxman-Hatch Act in the United States for the treatment of hepatitis C using the combination therapy. This protection means that the FDA cannot approve an abbreviated application for a generic form of the combination therapy until December 2001. Schering-Plough is currently conducting pediatric studies for the use of the combination therapy that, if completed in accordance with FDA requirements, may extend this regulatory protection until June 2002. In addition, Schering-Plough obtained a U.S. patent covering the combination therapy in January 2001 that may provide additional protection against competition.

          We also have three issued U.S. patents that relate to methods of using ribavirin in dosages that can enhance a patient's immune system in a manner that is particularly useful for treating hepatitis C in combination with interferon alpha. We believe these protections may provide additional patent protection for the combination therapy. These patents all expire in January 2016.

          We have patents in foreign countries relating to various antiviral uses of ribavirin. Coverage and expiration of these patents vary, with patents expiring at various times through June 2005. We have no, or limited, patent rights relating to the antiviral use of ribavirin in selected foreign countries where ribavirin is currently, or in the future may be, approved for commercial sale. These include countries in the European Union. However, the use of oral forms of ribavirin for the combination therapy was granted a favorable review classification by the European Union. This classification may make it more difficult for competing drugs not previously approved to gain entry to the European markets.

          In addition, the expiration of U.S. patent rights relating to Adenazole between May 2008 and December 2015, Tiazole in February 2005, and any subsequently issued patents relating to Levovirin and Viramidine or other products, may result in competition from other drug manufacturers. The FDA has granted Tiazole orphan drug designation for treatment of the late stages of a form of leukemia. In May 2001, Novartis announced that it received FDA approval to market its product Gleevec for the treatment of chronic myelgoneous leukemia, including the blast crisis stage. This development could adversely affect our ability to obtain approval for this indication.

          Some of the compounds in our nucleoside analog library may have been patented previously or otherwise disclosed to the public. This would prevent us from obtaining patent protection for the compounds themselves. In these cases, we intend to seek patent protection for our intended uses of these compounds and/or for derivatives of these compounds.

          You should be aware that the existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs that do not infringe our patents or produce drugs in countries that do not respect our patents.

IF WE OR OUR STRATEGIC PARTNERS OR LICENSEES INFRINGE OR MISAPPROPRIATE THE PROPRIETARY RIGHTS OF OTHERS, WE COULD BE PREVENTED FROM MAKING OR SELLING OUR PRODUCTS.

          Our success will depend, in part, on our ability and the ability of any strategic partners and licensees, including Schering-Plough, to operate without infringing on or misappropriating the proprietary rights of others. In January 2000, F. Hoffmann-La Roche filed lawsuits against Schering-Plough in the United States District Court in

New Jersey and in France. These lawsuits allege that Schering-Plough's pegylated interferon infringes F. Hoffmann-La Roche's patents on pegylated interferon. If Schering-Plough loses either of these lawsuits, it may not be able to market a combination therapy of pegylated interferon and ribavirin.

BECAUSE OF AN ONGOING DISPUTE INVOLVING OUR INTEREST IN A YUGOSLAVIAN JOINT VENTURE, OUR RIGHTS TO COMMERCIALIZE TIAZOLE AND ADENAZOLE MAY BE LIMITED.

          In connection with the restructuring, we contributed to Ribapharm our rights related to Tiazole and Adenazole. These are two of the four compounds in Ribapharm's product development pipeline. However, we are involved in litigation with the Republic of Serbia, the Federal Republic of Yugoslavia and the State Health Fund of the Republic of Serbia that could impact these rights. We have taken the position in this litigation that rights related to Tiazole and Adenazole were previously validly transferred to ICN Yugoslavia, a joint venture between us and Yugoslavian entities. Depending on the resolution of this litigation, Ribapharm may not have valid rights related to Tiazole and Adenazole. Ribapharm may be required to obtain licenses from, or grant licenses to, third parties prior to any effort by Ribapharm to commercialize these products. It may be difficult for Ribapharm to license Tiazole and Adenazole to third parties for commercialization if rights related to these compounds remain unclear.

          As a result of the changing political environment in Yugoslavia, we are attempting to regain control of ICN Yugoslavia. There can be no assurance that we will be successful in our efforts. See "-- We generate significant revenue from operations in emerging markets in which political and economic instability and foreign currency risk present numerous risks for our business."

OBTAINING NECESSARY GOVERNMENT APPROVALS IS TIME CONSUMING AND NOT ASSURED.

          FDA approval must be obtained in the United States and approval must be obtained from comparable agencies in other countries prior to marketing or manufacturing new pharmaceutical products for use by humans. Obtaining FDA approval for new products and manufacturing processes can take a number of years and involves the expenditure of substantial resources. Numerous requirements must be satisfied, including preliminary testing programs on animals and subsequent clinical testing programs on humans, to establish product safety and efficacy. No assurance can be given that authorization of the commercial sale of any new drugs or compounds by either of us for any application, or of existing drugs or compounds for new applications, will be secured in the United States or any other country, or that, if such authorization is secured, the approved labeling will not have significant labeling limitations that could affect profitability or those drugs or compounds will be commercially successful.

          The FDA and other regulatory agencies in other countries also periodically inspect manufacturing facilities. Failure to comply with applicable regulatory requirements can result in, among other things, sanctions, fines, delays or suspensions of approvals, seizures or recalls of products, operating restrictions, manufacturing interruptions, costly corrective actions, injunctions, adverse publicity against us and our products and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could prevent or delay us from obtaining future regulatory approvals or jeopardize existing approvals.

          We are subject to price control restrictions on our pharmaceutical products in the majority of countries in which we operate. To date, we have been affected by pricing adjustments in Spain and by the lag in allowed price increases in Russia and Mexico, which have impacted sales in United States dollars and reduced gross profit. Our future sales and gross profit could be materially affected if we are unable to obtain price increases commensurate with the levels of inflation.

BECAUSE OUR EFFORTS TO DISCOVER, DEVELOP AND COMMERCIALIZE NEW PRODUCT CANDIDATES FROM OUR NUCLEOSIDE ANALOG LIBRARY ARE IN A VERY EARLY STAGE, THESE EFFORTS ARE SUBJECT TO HIGH RISK OF FAILURE.

          A key component of our strategy is to discover, develop and commercialize new product candidates using our nucleoside analog library. The process of successfully commercializing product candidates is very time consuming, expensive and unpredictable. We have only recently begun to direct significant efforts toward the expansion of our scientific staff and research capabilities in order to pursue this strategy.

          We may not identify any additional compounds from the library that we believe have sufficient commercial promise to warrant further development. Furthermore, compounds selected from the library for development may not be patentable. Also, our development work may not identify patentable uses.

          Clinical trials may not demonstrate that our products are safe or effective. Even if we successfully complete clinical trials, we may not be able to obtain the required regulatory approvals to commercialize any product candidate or the approval may impose labelling or marketing restrictions which could materially impact potential profitability. For example, prior to its approval as part of the combination therapy to treat hepatitis C patients, the FDA denied our request for regulatory approval to market ribavirin as a monotherapy to treat hepatitis C. If we gain regulatory approval for a product, the approval will be limited to those diseases for which our clinical trials demonstrate the product is safe and effective. To date, ribavirin is our only internally discovered product that has received regulatory approval for commercial sale.

IF OUR PRODUCTS ARE ALLEGED TO BE HARMFUL, WE MAY NOT BE ABLE TO SELL THEM AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

          The nature of our business exposes us to potential liability risks inherent in the testing, manufacturing and marketing of pharmaceutical products. Using our drug candidates in clinical trials may expose us to product liability claims. These risks will expand with respect to drugs, if any, that receive regulatory approval for commercial sale. Even if a drug were approved for commercial use by an appropriate governmental agency, there can be no assurance that users will not claim that effects other than those intended may result from our products. We generally self-insure against potential product liability exposure with respect to our marketed products, including ribavirin. While to date no material adverse claim for personal injury resulting from allegedly defective products, including ribavirin, has been successfully maintained against us, a substantial claim, if successful, could have a negative impact on us.

          In the event that anyone alleges that any of our products are harmful, we may experience reduced consumer demand for our products or our products may be recalled from the market. In addition, we may be forced to defend lawsuits and, if unsuccessful, to pay a substantial amount in damages. We do not currently have insurance against product liability risks. Insurance is expensive and, if we seek insurance in the future, it may not be available on acceptable terms. Even if obtained, insurance may not fully protect us against potential product liability claims.

          We and each of our subsidiaries, including Ribapharm, maintains insurance covering normal business operations, including fire, property and casualty protection. Additionally, we carry a blanket insurance policy that provides protection against loss not covered by local insurance policies. We do not carry insurance that covers political risk, nationalization, or losses resulting from anti-government violence.

          In addition, our research and development activities involve the controlled use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result. Any liability could exceed our resources. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. The cost of compliance with, or any potential violation of, these laws and regulations could be significant. Any insurance we maintain may not be adequate to cover our losses.

OUR FLEXIBILITY IN MAXIMIZING COMMERCIALIZATION OPPORTUNITIES FOR OUR COMPOUNDS MAY BE LIMITED BY OUR OBLIGATIONS TO SCHERING-PLOUGH.

          In November 2000, we entered into an agreement that provides Schering-Plough with an option or right of first/last refusal to license various compounds we may develop. This agreement was entered into as part of a resolution of claims asserted by Schering-Plough against us regarding our alleged improper hiring of several former Schering-Plough research and development personnel and claims that our license agreement with Schering-Plough precluded us from conducting hepatitis C research. We have complied with the terms of this agreement. The interest of potential collaborators in obtaining rights to our compounds or the terms of any agreements we ultimately enter into for these rights may be impacted by this agreement. Furthermore, a commercialization partner other than

Schering-Plough might have otherwise been preferable due to that potential partner's strength in a given disease area or geographic region or for other reasons.

          In June 2001, Ribapharm licensed Levovirin to F. Hoffmann-La Roche. Our agreement with Schering-Plough granted Schering-Plough a right of first/last refusal to license Levovirin. Although we believe we have complied with our obligations under the right of first/last refusal, Schering-Plough may allege that we have not complied with these obligations as to Levovirin.

WE ARE SUBJECT TO UNCERTAINTY RELATED TO HEALTH CARE REFORM MEASURES AND REIMBURSEMENT POLICIES.

          The levels at which government authorities, private health insurers, HMOs and other organizations reimburse the costs of drugs and treatments related to those drugs will have an effect on the successful commercialization of our drug candidates. We cannot be sure that reimbursement in the United States or elsewhere will be available for any drugs we may develop or, if already available, will not be decreased in the future. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our drugs. If reimbursement is not available or is available only to limited levels, we may not be able to obtain a satisfactory financial return on the manufacture and commercialization of any future drugs. In addition, as a result of the trend towards managed health care in the United States, as well as legislative proposals to reduce government insurance programs, third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly-approved health care products. Third-party payors may not establish and maintain price levels sufficient for us to realize an appropriate return on our investment in product development.

IF OUR NUCLEOSIDE ANALOG LIBRARY IS DESTROYED BECAUSE OF AN EARTHQUAKE OR OTHER DISASTER, OUR RESEARCH AND DEVELOPMENT PROGRAM WILL BE SERIOUSLY HARMED.

          The laboratory books and the compounds that comprise our nucleoside analog library are all located at our headquarters in Costa Mesa, California, near areas where earthquakes have occurred in the past. There are no duplicate copies off-premises and there are no backup copies of the product candidates we are currently developing. No duplicate copies of our nucleoside analog library exist because making copies would be prohibitively expensive and the library has not been moved off-site because our scientific staff is currently in the process of screening it. Our ability to develop potential product candidates from our nucleoside analog library would be significantly impaired if these records were destroyed in an earthquake or other disaster. Any insurance we maintain may not be adequate to cover our losses.

CALIFORNIA'S ENERGY CRISIS COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

          California has recently experienced an energy crisis that if continues could disrupt our operations and increase our expenses. When power reserves for California become low, the state has on some occasions, implemented, and may in the future continue to implement, rolling blackouts throughout the state. Although we have emergency backup power generators, if blackouts interrupt our power supply, we may temporarily be unable to operate our headquarters facility, including the Ribapharm research facilities. Any such interruption in our ability to continue operations could damage our reputation and could result in lost revenue, either of which could substantially harm our business and results of operations. In addition, the shortages in wholesale electricity supplies have caused power prices to increase significantly in California. If wholesale prices continue to increase, our operating expenses will likely increase.

OUR EXISTING INDEBTEDNESS RESTRICTS MANY OF OUR CORPORATE ACTIVITIES, INCLUDING OUR ABILITY TO OBTAIN FINANCING IN THE FUTURE.

          As of March 31, 2001, we and our subsidiaries had approximately $845,822,000 of consolidated pro forma indebtedness. Subject to restrictions in our existing indebtedness, we may incur additional indebtedness from time to time to finance working capital needs, acquisitions, capital expenditures or for other purposes. There can be no assurance that financing will continue to be available on terms acceptable to us or at all. In the absence of such financing, our ability to respond to changing business and economic conditions, to fund scheduled investments and capital expenditures, to make future acquisitions and to absorb negative operating results may be adversely affected.

          Agreements and instruments governing our existing indebtedness contain, and future debt instruments may contain, a number of significant covenants that, among other things, restrict our ability to dispose of assets, incur additional indebtedness, repay other indebtedness, amend other debt instruments, pay dividends, create liens on assets, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates, and otherwise restrict certain corporate activities. To the extent our existing indebtedness is not repaid or the instruments governing that indebtedness modified, we may be prevented from taking actions that we otherwise would.

          In addition, our ability to comply with the covenants contained in our existing debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants or restrictions could result in a default under our existing debt instruments, which could permit such other lenders to declare all borrowed amounts due and payable, together with accrued and unpaid interest. Also, any commitments of the other lenders to make further extensions of credit could be terminated.

NOTES CONVERTED INTO RIBAPHARM STOCK SUBSEQUENT TO A RIBAPHARM SPIN-OFF COULD CREATE A SIGNIFICANT TAX LIABILITY FOR US.

          Subsequent to a Ribapharm spin-off, the debt discharged upon conversion of a note into Ribapharm stock may be taxable income to us. Depending upon the amount of debt that is converted after the spin-off, we could be required to pay as much as approximately $200 million in U.S. federal income taxes.

DIFFICULTIES WITH ACQUISITIONS COULD MATERIALLY IMPACT OUR FUTURE GROWTH.

          We intend to continue our strategy of targeted expansion through the acquisition of compatible businesses and product lines and the formation of strategic alliances, joint ventures and other business combinations. There can be no assurance that we will successfully complete or finance any future acquisition or investment. The success or failure in integrating the operations of companies that we have acquired or may acquire in the future may have a material impact on our future growth and success.

DEPENDENCE ON KEY PERSONNEL LEAVES US VULNERABLE TO A NEGATIVE IMPACT IF THEY LEAVE.

          We believe that our continued success will depend to a significant extent upon the efforts and abilities of the key members of management. The loss of their services could have a negative impact on us. We cannot predict what effect, if any, the SEC and the grand jury investigations of us and Mr. Panic may have on Mr. Panic's ability to continue to devote services on a full time basis to us. In addition, Mr. Panic, who served as Prime Minister of Yugoslavia from July 1992 to March 1993, remains active in Yugoslavian politics and may again be asked to serve in public office in Yugoslavia in the future. There is a risk that in the future Mr. Panic's political activities may result in a change in government policy that would be detrimental to our future business activities, if any, in Yugoslavia. See "-- We are involved in various legal proceedings that could adversely affect us."

          In addition, Ribapharm depends upon the principal members of its scientific staff, including Dr. Johnson Y.N. Lau. Although Ribapharm will have employment agreements with some of these individuals, including Dr. Lau, the loss of services of any of these persons could delay or reduce Ribapharm's product development and commercialization efforts. Ribapharm's success depends upon its ability to attract, train, motivate and retain qualified scientific personnel. Qualified personnel are in great demand throughout the biotechnology and pharmaceutical industries. Ribapharm currently plans to expand its research team from 18 scientists on March 1, 2000 to over 120 scientists by the end of 2002. However, Ribapharm may not be able to attract additional personnel or retain existing employees.

OUR THIRD PARTY MANUFACTURERS' FAILURE TO COMPLY WITH FDA REGULATIONS COULD CAUSE INTERRUPTION OF THE MANUFACTURE OF OUR PRODUCTS.

          Schering-Plough manufactures the ribavirin sold under license from us. Our manufacturers are required to adhere to regulations enforced by the FDA. Our dependence upon others to manufacture our products may adversely affect our profit margins and our ability to develop and commercialize products on a timely and competitive basis. Delays or difficulties with contract manufacturers in producing, packaging or distributing our products could adversely affect the sales of ribavirin or introduction of other products.

          In February 2001, Schering-Plough announced that the FDA has been conducting inspections of Schering-Plough's manufacturing facility in Las Piedras, Puerto Rico that manufactures ribavirin, and has issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, primarily relating to production processes, controls and procedures. In June 2001, Schering-Plough announced that FDA inspections at this and one other Schering-Plough facility in May and June 2001 cited continuing and additional deficiencies in manufacturing practices. While Schering-Plough has advised us that the deficiencies were not specifically applicable to the production of ribavirin, any deviations from Good Manufacturing Practices can affect overall production at that facility. Schering-Plough's ability to manufacture and ship ribavirin could be affected by temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues.

          If the FDA is not satisfied with Schering-Plough's responses and proposed corrective action, the FDA could take regulatory actions against Schering-Plough, including the seizure of products, an injunction against further manufacture, a product recall or other actions that could interrupt production of ribavirin. Interruption of ribavirin production for a sustained period of time could materially reduce our royalty payments.

IF COMPETITORS DEVELOP MORE EFFECTIVE OR LESS COSTLY DRUGS FOR OUR TARGET INDICATIONS, OUR BUSINESS COULD BE SERIOUSLY HARMED.

          The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Ribavirin and many of the drugs that we are attempting to discover will be competing with new and existing therapies. Many companies in the United States and abroad are pursuing the development of pharmaceuticals that target the same diseases and conditions that we are targeting. We believe that a significant number of drugs are currently under development and may become available in the future for the treatment of hepatitis C, hepatitis B, HIV and cancer. For example, each of Schering-Plough and F. Hoffmann-La Roche developed a modified form of interferon, called pegylated interferon, for the treatment of hepatitis C. In addition, Human Genome Sciences, Inc. submitted an investigational new drug application with the FDA in October 2000 to initiate phase I human clinical trials of Albuferon for treatment of hepatitis C. If pegylated interferon, Albuferon or other therapies prove to be a more effective treatment for hepatitis C than the combination therapy, then our royalty revenues from Schering-Plough could significantly decrease.

          Many of our competitors, particularly large pharmaceutical companies, have substantially greater financial, technical and human resources than we do. We believe that many of our competitors spend significantly more on research and development related activities than us. Others may succeed in developing products that are more effective than those presently marketed or proposed for development by us. Progress by other researchers in areas similar to those being explored by us may result in further competitive challenges. We may also face increased competition from manufacturers of generic pharmaceutical products when the patents covering some of our currently marketed products expire. In addition, academic institutions, government agencies, and other public and private organizations conducting research may seek patent protection with respect to potentially competitive products. They may also establish exclusive collaborative or licensing relationships with our competitors.

OUR STOCKHOLDER RIGHTS PLAN AND ANTI-TAKEOVER PROVISIONS OF OUR CHARTER DOCUMENTS COULD PROVIDE OUR MANAGEMENT OR BOARD OF DIRECTORS WITH THE ABILITY TO DELAY OR PREVENT A CHANGE IN CONTROL OF US.

          Our stockholder rights plan, provisions of our certificate of incorporation and provisions of the Delaware General Corporation Law could provide our management or board of directors with the ability to deter hostile takeovers or delay, deter or prevent a change in control of us, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

                              USE OF PROCEEDS

          We will not receive any proceeds from the sale of the notes or the shares of common stock offered hereby. See "Selling Security Holders."

              PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Our common stock trades on the New York Stock Exchange under the symbol "ICN." The following table sets forth the high and low sale prices as reported by the New York Stock Exchange during each of the periods below.

                                                     HIGH          LOW
                                                     ----          ---

YEAR ENDING DECEMBER 31, 2001
First Quarter....................................    $ 30 13/16    $ 20 11/16
Second Quarter...................................      34 47/64      23 1/4
Third Quarter through August 8, 2001.............      33 57/64      27

YEAR ENDED DECEMBER 31, 2000
First Quarter....................................    $ 30          $ 18 7/16
Second Quarter...................................      35 13/16      22 5/8
Third Quarter....................................      34 7/16       22 7/8
Fourth Quarter...................................      41 3/4        25 11/16

YEAR ENDED DECEMBER 31, 1999
First Quarter....................................    $ 27 5/8      $ 20 1/8
Second Quarter...................................      36 3/8        24 1/4
Third Quarter....................................      33 5/16       16 9/16
Fourth Quarter...................................      27            16 5/8

          As of July 31, 2001, there were 7,136 holders of record of our common stock.

          In March 1999, we increased our quarterly per share cash dividend to 7 cents per share. In April 2000, we increased our quarterly per share dividend to 7.25 cents per share. In June 2001, we increased our quarterly per share dividend to 7.5 cents per share.

          Our Board of Directors will continue to review our dividend policy. The amount and timing of any future dividends will depend upon our financial condition and profitability, the need to retain earnings for use in the development of our business, contractual restrictions and other factors. See "Risk Factors - As a result of our restructuring, we may change our dividend policy."

          During 1999, we repurchased through open-market purchases an aggregate of 614,167 shares of our common stock under our Stock Repurchase Program for $15,304,000.

                               CAPITALIZATION

          The following table presents our actual consolidated capitalization and our actual consolidated capitalization on a pro forma basis giving effect to the issuance of our 6 1/2% convertible subordinate notes due 2008 and the redemption of our 9 1/4% senior notes due 2005. On July 18, 2001, we mailed a notice of redemption with respect to the entire aggregate principal amount outstanding of our 9 1/4% senior notes due 2005. Pursuant to the notice, we will redeem our 9 1/4% senior notes on August 17, 2001 at a redemption price of 104.625% of the principal amount thereof, plus accrued and unpaid interest. On July 18, 2001, we deposited with the trustee for the indenture under which 9 1/4% senior notes were issued proceeds sufficient to complete the redemption. This table should be read in conjunction with our consolidated financial statements and the related notes incorporated by reference into this prospectus.


                                                                            AS OF MARCH 31, 2001
                                                                        ----------------------------------
                                                                          ACTUAL         PRO FORMA (4)
                                                                        -------------  -------------------
                                                                               (in thousands)

Total debt:
  8 3/4% Senior Notes due 2008 (1)(2)............................      $   306,370        $   306,370
  9 1/4% Senior Notes due 2005 (2)...............................          190,645                 --
  6 1/2% Convertible Subordinated Notes due 2008.................               --            525,000
Other debt.......................................................           14,452             14,452
                                                                       -----------        -----------
  Total debt.....................................................      $   511,467        $   845,822
                                                                       ===========        ===========
Minority interest................................................      $     9,589        $     9,589
Stockholders' equity: (3)
  Common stock, $.01 par value; 200,000 shares authorized;
    80,532 shares outstanding....................................              805                805
  Additional capital.............................................          974,687            974,687
  Accumulated deficit (4)........................................         (120,857)          (128,794)
  Accumulated other comprehensive income.........................          (96,585)           (96,585)
                                                                       -----------        ------------
         Total stockholders' equity..............................          758,050            750,113
                                                                       -----------        ------------
         Total capitalization....................................      $ 1,279,106        $ 1,605,524
                                                                       ===========        ===========


      ----------

(1) Represents the $200.0 million aggregate principal amount of 8 3/4% senior notes due 2008 issued in August 1998, less unamortized debt discount of $2.5 million, and the $125.0 million aggregate principal amount of 8 3/4% senior notes due 2008 issued on July 20, 1999, less unamortized discount of $3.3 million. We repurchased $12.8 million aggregate principal amount of 8 3/4% senior notes during 2000.

(2) In April 2001, we repurchased $3.3 million and $1.7 million aggregate principal amount of 8 3/4% and 9 1/4% senior notes, respectively. In July and August 2001, we repurchased an additional $114.2 million aggregate principal amount of 8 3/4% senior notes.

(3) Does not include 15,326,010 shares of ICN common stock initially issuable upon conversion of the notes.

(4) Pro forma reflects the issuance of the notes and redemption of the 9 1/4% senior notes due 2005 including the extraordinary loss, net of tax, of $7.9 million as a result of the redemption of the 9 1/4% senior notes outstanding as of March 31, 2001.

                          SELECTED FINANCIAL DATA

          The following table sets forth our selected historical and other financial data on a consolidated basis for each of the years in the five year period ended December 31, 2000 and for the three months ended March 31, 2000 and 2001. The selected historical and other financial data for each of the years in the five year period ended December 31, 2000 were derived from our audited consolidated financial statements. The statement of operations data and balance sheet data for the quarters ended March 31, 2000 and 2001 are derived from our unaudited financial statements which, in the opinion of management, include the adjustments (consisting of normal recurring accruals) necessary for a fair presentation of our results of operations and financial position for such periods. The results of operations for the quarter ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001 or any other period. The trends in our sales and net income are affected by several business combinations completed in the fiscal years 1996 through 2000. The information contained in this table should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements, including the notes thereto, incorporated by reference into this prospectus.

                                                                                                              THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                              MARCH 31,
                                         --------------------------------------------------------------  --------------------------
STATEMENT OF OPERATIONS--CONSOLIDATED       1996         1997         1998        1999          2000         2000          2001
                                         ----------  ----------   ----------   -----------   ----------  -----------  -------------
(IN THOUSANDS)

Product sales......................       $614,080     $752,202     $800,639      $638,475     $645,190     $159,340     $171,419
Royalties..........................             --           --       37,425       108,937      155,114       33,000       27,550
Total revenues.....................        614,080      752,202      838,064       747,412      800,304      192,340      198,969
Gross profit--product sales........        322,273      400,224      447,039       382,329      382,372       98,574      101,645
Income (loss) from operations(1)...        114,113      125,298     (289,568)      198,857      183,955       52,565       41,198
Interest expense...................         15,780       22,849       38,069        55,943       60,356       15,221       13,017
Extraordinary loss(2)..............            --           --           --            --        3,225           --           --
Net income (loss)(1)...............         86,928      113,924     (352,074)      118,626       90,180       27,399       21,022
OTHER DATA--CONSOLIDATED
(IN THOUSANDS)
Depreciation and amortization......        $17,936      $28,753     $ 51,096       $65,502      $64,540      $15,885      $18,064
Cash flows provided by
  (used in):
  Operating activities.............        (25,548)       9,315        9,624        87,123      181,684       52,981       54,887
  Investing activities.............        (41,962)    (100,096)    (295,046)      (50,360)     (90,795)     (10,485)     (35,835)
  Financing activities.............         82,680      262,675      186,019        36,399     (112,765)      (4,790)      (5,031)
Ratio of earnings to fixed
  Charges(3)(4)(5).................           5.9x         4.5x       --              3.5x         3.1x         3.5x         3.3x

                                                                December 31,                                       March 31,
                                      -------------------------------------------------------------------  -----------------------
BALANCE SHEET DATA                     1996            1997          1998          1999          2000         2000          2001
                                      ---------   -----------    -----------    ----------    -----------  ----------    ---------
(IN THOUSANDS)

Cash..........................       $ 39,366    $   209,896    $   104,921    $  177,577   $   155,205    $   215,238   $   168,939
Working capital...............         306,764       585,606        236,994       424,108       406,639        450,392       385,305
Total assets..................         778,651     1,491,745      1,356,396     1,472,261     1,477,072      1,496,855     1,467,100
Total debt(2).................         195,681       348,206        556,489       606,035       511,688        606,032       511,467
Stockholders' equity..........         315,350       796,328        586,164       683,572       757,194        699,932       758,050


NOTES TO SELECTED FINANCIAL DATA:

(1) As a result of political and economic events in Eastern Europe, including the Yugoslavian government's seizure of our Yugoslavian operations effective November 26, 1998, we recorded charges totaling $451.0 million in the year ended December 31, 1998. Of this amount, $440.8 million is included in operating expenses, representing the write-off of our investment in Yugoslavia and related assets ($235.3 million), provisions for losses on accounts and notes receivable (including accounts and notes receivable from the Yugoslavian government) ($203.5 million) and the write-off of other investments ($2.0 million). The losses related to Eastern Europe also include reductions in the value of inventories ($6.1 million) included in cost of product sales and a charge against interest ($4.1 million). As a result of the seizure of our Yugoslavian operation, we deconsolidated the financial statements of ICN Yugoslavia and are currently accounting for our ongoing investments using the cost method. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Foreign Operations" incorporated by reference into this prospectus.

(2) During 2000, we repurchased $84.4 million of our outstanding 9 1/4% senior notes and $12.8 million of our outstanding 8 3/4% senior notes. These repurchases generated an extraordinary loss on early extinguishment of debt of $3.2 million, net of an income tax benefit of $1.7 million.

(3)  Fixed charges consist of interest expense and capitalized interest.

(4) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before extraordinary loss, minority interests, provision (benefit) for income taxes and interest expense.

(5) For the year ended December 31, 1998, we had a deficiency of earnings compared to our fixed charges of $398.6 million.

                            DESCRIPTION OF NOTES

          We issued our 6 1/2% convertible subordinated notes due 2008 under an indenture entered into among ICN, Ribapharm and The Bank of New York, as trustee, on July 18, 2001. The following statements are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture. The indenture is filed as exhibit to the Registration Statement of which this prospectus is a part. Particular provisions of the indenture which are referred to in this prospectus are incorporated by reference into this description as a part of the statements made, and the statements are qualified in their entirety by the reference. For purposes of this summary, the terms "ICN" and "Ribapharm" refer only to ICN Pharmaceuticals, Inc. and Ribapharm Inc., respectively, and not to any of their respective subsidiaries. References to "interest" shall be deemed to include "liquidated damages" unless the context otherwise requires.

GENERAL

          The notes initially represent unsecured general obligations of ICN, subordinate in right of payment to certain of its obligations as described under "Subordination of Notes," and are convertible into common stock of ICN as described under "Conversion." In the event that an initial public offering of Ribapharm, which we refer to as the "Ribapharm public offering", is completed or ICN distributes shares of Ribapharm common stock to ICN's stockholders in a spin-off transaction qualifying for tax free treatment under Section 355 of the Internal Revenue Code, which we refer to as the "Ribapharm spin-off", then Ribapharm will become a joint and several obligor with ICN with respect to the notes. If the Ribapharm spin-off is completed, the notes will become convertible into common stock of both ICN and Ribapharm as described below.

          Interest on the notes are payable semiannually on January 15 and July 15 of each year, with the first interest payment to be made on January 15, 2002, at the rate of 6 1/2% per annum, to the persons who are registered holders of notes at the close of business on the preceding January 1 and July 1, respectively. Unless previously redeemed, repurchased or converted, the notes will mature on July 15, 2008. The notes are limited to $525,000,000 aggregate principal amount. The indenture requires that payments in respect of the notes held of record by DTC or its nominee (including notes evidenced by global securities) be made in same day funds. Payments in respect of the notes held of record by holders other than DTC may, at the option of ICN and Ribapharm, be made by check and mailed to such holders of record as shown on the register for the notes.

          The notes were issued without coupons in denominations of $1,000 and whole multiples of $1,000. A holder may transfer, exchange or convert notes in accordance with the indenture. No service charge will be imposed for any transfer, exchange or conversion of the notes, except for any tax or other governmental charges that may be imposed in connection with any transfers, exchanges or conversion. The registrar for the notes need not transfer or exchange any notes selected for redemption, except the unredeemed portion of notes being redeemed in part. The registered holder of a note may be treated as its owner for all purposes.

          The trustee is acting as registrar, paying agent and conversion agent. An additional paying agent, registrar or conversion agent may be appointed, and any of the foregoing may be changed, without notice. ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, may act in any such capacity.

          The indenture does not contain any financial covenants or any restrictions on the ability of ICN or Ribapharm to pay dividends or repurchase their securities. The indenture does not require ICN or Ribapharm to maintain any sinking fund or other reserves for repayment of the notes.

          In the event of a Ribapharm public offering or a Ribapharm spin-off, the notes will become joint and several obligations of ICN and Ribapharm and holders of notes will be able to look to either ICN or Ribapharm, or both of them, for satisfaction of all obligations in respect of the notes. ICN and Ribapharm have agreed between them, however, that even though both parties would be jointly and severally liable in respect of the obligations on the notes if one or both of these events were to occur, ICN will make payments of principal of, premium, if any, and interest on the notes and other amounts payable in respect of the notes, other than any liquidated damages that may be payable upon and following a registration default caused by Ribapharm, as discussed below. ICN and Ribapharm reserve the right, however, to change the terms of this agreement so that Ribapharm may become liable, as between ICN and Ribapharm, for all or part of the obligations on the notes.

CONVERSION

          Holders of notes are entitled at any time before the close of business on the date of maturity of the notes, subject to prior redemption or repurchase, to convert the notes, or portions thereof, if the portions are $1,000 or whole multiples thereof, into 29.1924 shares of ICN common stock per $1,000 of principal amount of notes, subject to adjustment as described below. This is equivalent to an initial conversion price of approximately $34.25 per share. In the event that a Ribapharm spin-off occurs, the notes will become convertible into shares of common stock of ICN and Ribapharm in the manner described below. Except as described below, the number of shares into which a note is convertible will not be adjusted for dividends on any common stock issued on or prior to conversion. Fractional shares of common stock will not be issued upon conversion of notes and instead a check will be delivered in lieu of the fractional share based upon the market value of the common stock on the last trading day prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day immediately preceding the redemption date.

          If any notes are converted during the period after any record date but before the next interest payment date, interest on such convertible notes will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those convertible notes. Any notes that are, however, delivered for conversion after any record date but before the next interest payment date must, except as described in the next sentence, be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of notes being converted. The indenture does not require the payment described in the preceding sentence if, during the period between a record date and the next interest payment date, a conversion occurs on or after the date that we have issued a redemption notice and prior to the date of redemption. If any notes are converted after an interest payment date but on or before the next record date, no interest will be paid on those notes. No fractional shares will be issued upon conversion, but a cash adjustment will be made for fractional shares.

          As described elsewhere in this prospectus under the caption "Summary--Ribapharm--Restructuring," ICN may effect a Ribapharm public offering prior to a Ribapharm spin-off. No adjustment to the conversion rate will be made in respect of a Ribapharm public offering. Upon completion of a Ribapharm spin-off, a holder of the notes will be entitled to receive, upon conversion of notes, that number of shares of ICN common stock that would have been issuable to such holder upon conversion immediately prior to the record date for the Ribapharm spin-off, plus that number of shares of Ribapharm common stock which the holder would have been entitled to receive in the Ribapharm spin-off had the holder converted such notes immediately prior to the record date for the Ribapharm spin-off. Ribapharm common stock to which a note holder would be entitled upon conversion after a Ribapharm spin-off may come from ICN, Ribapharm or ICN and Ribapharm. The holders of notes will not be entitled to receive shares of Ribapharm common stock if a Ribapharm spin-off is not consummated or in the event of any other transaction resulting in the separation of Ribapharm from ICN in which existing ICN stockholders do not participate.

          The number of shares of common stock of ICN and, following a Ribapharm spin-off, Ribapharm, that will be issuable upon conversion of notes will be subject to adjustment upon the occurrence of the events described below:

     o the issuance of shares of common stock of ICN or, following a Ribapharm spin-off, Ribapharm, as a dividend or distribution on the common stock of ICN or Ribapharm, as the case may be;

     o the subdivision or combination of the outstanding common stock of ICN or, following a Ribapharm spin-off, Ribapharm;

     o the issuance to substantially all holders of common stock of ICN or, following a Ribapharm spin-off, Ribapharm, of rights or warrants to subscribe for or purchase common stock, or securities convertible into common stock, of ICN or Ribapharm, as the case may be, at a price per share less than the then current market price per share determined in accordance with the indenture;

     o the distribution of shares of capital stock (other than the distribution by ICN of common stock of ICN, the distribution by ICN of common stock of Ribapharm in a Ribapharm spin-off or, following a Ribapharm spin-off, the distribution by Ribapharm of Ribapharm common stock), evidences of indebtedness or other assets, excluding dividends in cash, except as described in clause (5) below, to all holders of common stock of ICN or Ribapharm, as the case may be;

     o the distribution, by dividend or otherwise, of cash to all holders of common stock of ICN or, following a Ribapharm spin-off, Ribapharm, in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a conversion rate adjustment to all holders of the common stock of ICN or Ribapharm, as the case may be, within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all payments representing a premium to market value, determined in accordance with the indenture, in respect of each tender offer or other negotiated transaction by ICN or Ribapharm, as the case may be, or any of their respective subsidiaries for common stock of ICN or Ribapharm, as the case may be, concluded within the preceding 12 months not triggering a conversion rate adjustment, exceeds 10% of the product of the current market price per share (determined in accordance with the indenture) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of common stock of ICN or Ribapharm, as the case may be, outstanding on that date;

     o payments representing a premium to market value, determined in accordance with the indenture, in respect of a tender offer or other negotiated transaction by ICN or, following a Ribapharm spin-off, Ribapharm or any of their respective subsidiaries for common stock of ICN or Ribapharm, as the case may be, if the aggregate amount of such payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a conversion rate adjustment and all payments representing a premium to market value, determined in accordance with the indenture, in respect of each other tender offer or other negotiated transaction by ICN or Ribapharm, as the case may be, or any of their respective subsidiaries for common stock of ICN or Ribapharm, as the case may be, concluded within the preceding 12 months not triggering a conversion rate adjustment, exceeds 10% of the product of the current market price per share on the expiration of the tender offer or the consummation of the other negotiated transaction, as the case may be, times the number of shares of common stock of ICN or Ribapharm, as the case may be, outstanding on that date; and

     o the distribution to substantially all holders of common stock of ICN or, following a Ribapharm spin-off, Ribapharm, of rights or warrants to subscribe for securities other than those referred to in the third bulleted paragraph above.

          No adjustment of the conversion rate will be made until cumulative adjustments amount to one percent or more of the then effective conversion rate, as last adjusted.

          If ICN or, following a Ribapharm spin-off, Ribapharm, reclassifies or changes its outstanding common stock, or consolidates with or merges into or transfers or leases all or substantially all of its assets to any person or is party to a merger that reclassifies or changes its outstanding common stock, other than a Ribapharm spin-off, the notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the notes would have owned immediately after the transaction if the holders had converted the notes immediately before the effective date of the transaction.

          ICN and Ribapharm are permitted to make such increases in the conversion rate as they, in their discretion, determine to be advisable in order that any stock dividend, subdivision of shares, distribution or rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by them to their stockholders will not be taxable to the recipients. In addition, ICN or Ribapharm, as the case may be, are permitted to increase the conversion rate of the notes for limited periods of time if its Board of Directors deems it advisable. Any such increase shall be effective for not less than 20 business days. The indenture requires at least 15 days' prior notice to holders of notes of any increase.

          As described elsewhere in this prospectus under the caption "Summary--ICN International," ICN has announced its intention to sell up to 40% of its interest in its international operations in a global offering. No adjustment of the conversion rate of the notes will be made in respect of the ICN International offering.

          Adjustments in the number of shares issuable upon conversion may in certain circumstances result in constructive distributions that could be taxable as dividends under the Internal Revenue Code of 1986, as amended, to holders of notes or to holders of common stock issued upon conversion thereof. See "Certain United States federal tax consequences--United States Holders--Dividends on Common Stock."

REDEMPTION

          The notes are redeemable on or after July 21, 2004.

          No sinking fund is provided for the notes, which means that the indenture will not require the redemption of notes prior to their stated maturity.

REDEMPTION AT OPTION OF ICN

          The notes are redeemable at the option of ICN, in whole or in part, at any time on or after July 21, 2004 on any date not less than 30 nor more than 60 days after the mailing of a redemption notice to each holder of notes to be redeemed at the address of the holder appearing in the security register. The redemption price for the notes, expressed as a percentage of principal amount, is as follows:

        PERIOD BEGINNING                       REDEMPTION PRICE
        ----------------                       ----------------
        July 21, 2004......................        103.714%
        July 16, 2005......................        102.786%
        July 16, 2006......................        101.857%
        July 16, 2007......................        100.929%

          Accrued interest will also be paid to the redemption date.

          The notes will not be redeemable at the option of Ribapharm.

REPURCHASE AT OPTION OF HOLDERS UPON CHANGE IN CONTROL

          Upon any change in control with respect to ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, each holder of the notes shall have the right, at the holder's option, to require the repurchase by ICN or Ribapharm, as the case may be, of all of such holder's notes or a portion thereof, in a minimum amount of $1,000 or any integral multiple thereof, on the date that is 45 days after the date of notice, as described in the next paragraph, at a repurchase price equal to 100% of the principal amount of such holder's notes tendered for repurchase, plus accrued and unpaid interest to the repurchase date.

          Within 30 days after the occurrence of a change in control, all holders of record of the notes will be mailed a notice of the occurrence of such change in control and the repurchase right arising as a result thereof. A copy of the notice will be delivered to the trustee and a copy of the notice will be published in The New York Times and The Wall Street Journal or another newspaper of national circulation. To exercise the repurchase right, a holder of notes must, on or before the close of business on the business day immediately preceding the repurchase date, deliver written notice to ICN and Ribapharm, as the case may be, or an agent designated by them for that purpose, and the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the repurchase right is being exercised, duly endorsed for transfer.

          A "change in control" of ICN or, following the earlier of a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, as the case may be, means:

     o the acquisition by any person, entity or "group," within the meaning of Section 13(d)(3) or 14(d)(2) under the Exchange Act of beneficial ownership, within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 50% or more of the voting power of the total outstanding voting stock of ICN or Ribapharm, as the case may be;

     o persons who constitute the Board of Directors which is referred to as the "incumbent board" of ICN as of the date of the indenture which shall be deemed to include any person determined to have been elected at ICN's 2001 annual meeting of stockholders or of Ribapharm as of the effective date of the earlier of a Ribapharm public offering or a Ribapharm spin-off, cease for any reason to constitute at least a majority of the Board of Directors of ICN or Ribapharm, as the case may be, provided that any person subsequently becoming a director whose election, or nomination for election by stockholders, was approved by a vote of at least a majority of the directors then comprising the incumbent board of ICN or Ribapharm, as the case may be, shall be considered as though that person were a member of the incumbent board;

     o approval by the stockholders of a reorganization, merger or consolidation of ICN or Ribapharm, as the case may be, in each case, with respect to which persons who were stockholders of ICN or Ribapharm, as the case may be, immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, beneficially own shares sufficient to elect a majority of directors of the reorganized, merged or consolidated company, provided that the failure of ICN to beneficially own shares sufficient to elect a majority of directors of Ribapharm following a Ribapharm public offering or a Ribapharm spin-off shall not be deemed to constitute a change in control pursuant to this provision; or

     o a liquidation or dissolution of ICN or Ribapharm, as the case may be other than pursuant to the United States Bankruptcy Code, or the conveyance, transfer or leasing of all or substantially all of the assets of ICN or Ribapharm, as the case may be, to any person, provided that a Ribapharm Public Offering or a Ribapharm Spin-Off shall not be deemed to constitute a change in control pursuant to this provision.

          No quantitative or other established meaning has been given to the phrase "all or substantially all", which appears in the definition of change in control, by courts which have interpreted this phrase in various contexts. In interpreting this phrase, courts make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed and the proportion of an entity's income derived from the assets conveyed. To the extent the meaning of such phrase is uncertain, it may be uncertain whether a change in control has occurred and, accordingly, whether the holders of notes have the right to require the repurchase of their notes.

          The occurrence of a change in control might, under the terms of other indebtedness incurred by ICN or Ribapharm from time to time, permit the lenders to require prepayment of some or all amounts outstanding under their respective debt agreements. See "Capitalization." In the event of a change in control, any repurchase of the notes could, absent waiver or payment in full of any amounts outstanding under such indebtedness or credit facilities, be prevented. See "-- Subordination of notes." The failure to repurchase the notes when required would result in an event of default with respect to the notes whether or not such repurchase is permitted by the lenders. The obligation to repurchase notes could delay or deter a change in control of ICN or Ribapharm, even if such change in control were supported by its board of directors.

          If a change in control occurs, there can be no assurance that ICN or Ribapharm would have sufficient funds or financing to repay any senior indebtedness then required to be repaid or to repurchase any or all notes then required to be repurchased under the indenture. If an offer is made to repurchase notes as a result of a change in control, ICN and Ribapharm intend to comply with all tender offer rules, including but not limited to
Section 13(e) and 14(e) under the Exchange Act and Rules 13e-4 and 14e-1 thereunder, to the extent applicable to the offer.

SUBORDINATION OF NOTES

          Upon any distribution to creditors of ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, in a liquidation or dissolution of ICN or Ribapharm, as the case may be, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, or their respective properties, the payment of all amounts due on the notes, other than cash payments due upon conversion in lieu of fractional shares, will be subordinated, to the extent provided in the indenture, in right of payment to the prior payment in full of all senior indebtedness of ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, as the case may be.

          ICN will not pay, directly or indirectly, any amount due on the notes, including any repurchase price pursuant to the exercise of the repurchase right, or acquire any of the notes, in the following circumstances:

     o if any default in payment of principal, premium, if any, or interest on senior indebtedness of ICN exists, unless and until the default has been cured or waived or has ceased to exist;

     o if any default, other than a default in payment of principal, premium, if any, or interest, has occurred with respect to senior indebtedness of ICN and that default permits the holders of the senior indebtedness to accelerate its maturity, until the expiration of the "payment blockage period" described below unless the default has been cured or waived or has ceased to exist; or

     o if the maturity of senior indebtedness of ICN has been accelerated, until the senior indebtedness has been paid or the acceleration has been cured or waived.

          Following a Ribapharm public offering or a Ribapharm spin-off, the obligations of Ribapharm to make payments in respect of the notes will be similarly subordinated to senior indebtedness of Ribapharm.

          A "payment blockage period" is a period of 180 days that begins on the date that ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, as the case may be, receives a written notice from any holder of senior indebtedness or a holder's representative, or from a trustee under an indenture under which senior indebtedness has been issued, that an event of default with respect to and as defined under any senior indebtedness, other than default in payment of the principal of, or premium, if any, or interest on any senior indebtedness, which event of default permits the holders of senior indebtedness to accelerate its maturity has occurred and is continuing. However, if the maturity of such senior indebtedness is accelerated, no payment may be made on the notes until the senior indebtedness that has matured has been paid or such acceleration has been cured or waived.

          Senior indebtedness is defined in the indenture as all indebtedness of ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, as the case may be, outstanding at any time except indebtedness that by its terms is subordinate in right of payment to the notes or indebtedness that is not otherwise senior in right of payment to the notes. Senior indebtedness does not include indebtedness of ICN or Ribapharm, as the case may be, to any of their subsidiaries.

          Indebtedness is defined with respect to any person as the principal of, and premium, if any, and interest on

     o all indebtedness of that person for borrowed money, including all indebtedness evidenced by notes, bonds, debentures or other securities sold by that person for money;

     o all debt obligations incurred by that person in the acquisition (whether by way of purchase, merger, consolidation or otherwise and whether by such person or another person) of any business, real property or other assets (except inventory and related items acquired in the ordinary course of the conduct of the acquiror's usual business);

     o guarantees by that person of indebtedness described in the first or second bullet of another person;

     o all renewals, extensions, refundings, deferrals, restructurings, amendments and modifications of any indebtedness, obligation or guarantee;

     o all reimbursement obligations of that person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of that person;

     o    all capital lease obligations of that person; and

     o all net obligations of that person under interest rate swap, currency exchange or similar agreements of that person.

          By reason of the subordination provisions described above, in the event of insolvency, funds which may otherwise be payable to noteholders will be paid to the holders of senior indebtedness to the extent necessary to pay senior indebtedness in full.

          The notes are obligations of ICN and, following a Ribapharm public offering or a Ribapharm spin-off, will be obligations of ICN and Ribapharm. Substantial operations of ICN are currently and are expected in the future to be conducted through subsidiaries, which are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. Although Ribapharm does not currently conduct its operations through subsidiaries, it may do so in the future. The payment of dividends and certain loans and advances to ICN or Ribapharm by subsidiaries may be subject to certain statutory or contractual restrictions, are contingent upon the earnings of such subsidiaries and are subject to various business considerations.

          The notes are effectively subordinated to all indebtedness and other liabilities and commitments, including trade payables and lease obligations, of the subsidiaries of ICN and, following a Ribapharm public offering or a Ribapharm spin-off, the subsidiaries of Ribapharm, to the extent of the assets of the subsidiaries, except that following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm would be jointly and severally liable for the obligations under the notes. Any right of ICN or Ribapharm to receive assets of any subsidiary upon the liquidation or reorganization of any such subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that ICN or Ribapharm is itself recognized as a creditor of the subsidiary, in which case the claims of ICN or Ribapharm would still be subordinate to any security in the assets of the subsidiary and any indebtedness of the subsidiary senior to that held by it.

          There are no restrictions in the indenture upon the creation of additional senior or other indebtedness by ICN or Ribapharm or any of their subsidiaries. As of March 31, 2001, ICN and its subsidiaries had approximately $511,467,000 of consolidated indebtedness to which the notes would be effectively subordinated. Ribapharm currently has no indebtedness. After a Ribapharm public offering, Ribapharm intends to borrow up to $25 million from ICN, which will be senior to the notes.

MERGER OR CONSOLIDATION

          The indenture does not permit either ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, to consolidate with, or merge into, or transfer or lease all or substantially all of its assets to, another person unless such other person is a corporation, limited liability company or other entity organized under the laws of the United States, any State thereof or the District of Columbia and the person assumes by supplemental indenture or other written instrument all of the obligations of ICN or Ribapharm, as the case may be, under the notes and the indenture, and immediately after giving effect to the transaction, no default shall exist. A Ribapharm public offering or a Ribapharm spin-off shall not be deemed to constitute the transfer of all or substantially all of the assets of ICN for this purpose.

RULE 144A INFORMATION REQUIREMENT

          ICN and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm have agreed to furnish to the holders or beneficial holders of the notes and prospective purchasers of the notes designated by the holders of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act until the time the notes and the underlying common stock are registered for resale under the Securities Act. In addition, ICN and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm have agreed to furnish the information if, at any time while the notes are restricted securities within the meaning of the Securities Act, they are not subject to the informational requirements of the Exchange Act. Furthermore, following a Ribapharm spin-off, Ribapharm has agreed to furnish the information if, at any time while the common stock issuable upon conversion of the notes are restricted securities within the meaning of the Securities Act, they are not subject to the informational requirements of the Exchange Act.

DEFAULTS AND REMEDIES

          An event of default includes the occurrence of any of the following:

     o default for 30 days in payment of interest or liquidated damages on the notes;

     o default in payment of principal at maturity, upon redemption or exercise of a repurchase right or otherwise;

     o the failure by ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, for 60 days after notice to ICN or Ribapharm, as the case may be, to comply with any of its other agreements in the indenture or the notes; and

     o certain events of bankruptcy or insolvency involving ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, or any of their subsidiaries that constitutes a "significant subsidiary" within the meaning of the Securities Act.

          If an event of default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the notes may declare all the notes to be due and payable immediately, except for defaults due to certain events of bankruptcy or insolvency involving ICN or, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, in which case if an event of default occurs and is continuing, the aggregate outstanding principal amount of the notes shall automatically become immediately due and payable. The trustee may require indemnity satisfactory to it before it enforces the indenture or the notes. Subject to some limitations, holders of a majority in principal amount of the notes may direct the trustee in its exercise of any trust power. The trustee may withhold notice of any default, except a default in payment of amounts due, if it determines that withholding notice is in the interests of the holders of the notes. ICN and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm are required to file with the trustee annually an officers' statement as to the absence of defaults in fulfilling any of their obligations under the indenture.

MODIFICATIONS OF THE INDENTURE

          Except as provided below, the indenture may be amended without notice to any note holder but with the written consent of the holders of a majority in principal amount of the outstanding notes. Without the consent of each note holder affected, an amendment may not:

     o reduce the amount of notes whose holders must consent to an amendment;

     o reduce the rate or change the time for payment of interest on any note;

     o reduce the principal of or change the fixed maturity of any note (including, without limitation, the optional redemption provisions);

     o make any note payable in money other than that stated in the note;

     o change the provisions of the indenture regarding the right of a majority of the note holders to waive defaults under the indenture or impair the right of any note holder to institute suit for the enforcement of any payment of principal and interest on the notes on and after their respective due dates; or

     o make any change that adversely affects the rights to convert any note or to require the repurchase of any note upon a change in control.

          In addition, without the consent of any note holder, the indenture may be amended or supplemented to, among other things, cure any ambiguity, omission, defect or inconsistency or to make any change that does not adversely affect the rights of any note holder.

SATISFACTION AND DISCHARGE OF INDENTURE

          The indenture will be discharged and canceled upon the satisfaction of certain conditions, including the payment of all the notes or the deposit with the trustee, within not more than one year prior to the maturity of the notes or within not more than one year of redemption of all of the notes, of funds sufficient for such payment or redemption.

REPORTS TO TRUSTEE

          ICN and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, will regularly furnish to the trustee copies of their annual report to stockholders, containing audited financial statements, and any other financial reports which they furnish to their stockholders.

TRUSTEE AND TRANSFER AGENT

          The trustee and transfer agent for the notes is The Bank of New
York.

BOOK ENTRY

          The notes are evidenced by one or more global securities representing notes issued in reliance on Rule 144A under the Securities Act, a global security representing notes issued in reliance on Regulation S under the Securities Act and a global security representing notes issued to institutional "accredited investors", as defined in Rule 501 under the Securities Act. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest through such participant will be effected only through, records maintained by such participant. This may impair the ability to transfer beneficial interests in a global security.

          Payment of all amounts due on notes represented by any such global security will be made to the depositary or its nominee, as the case may be, as the sole holder of the notes represented thereby for all purposes under the indenture. None of ICN, Ribapharm, the trustee, any agent of ICN, Ribapharm or the trustee or the initial purchaser will have any responsibility or liability for any aspect of the depositary's records relating to or payments made on account of beneficial ownership interests in any global security representing any notes or for maintaining, supervising or reviewing any of the depositary's records relating to such beneficial ownership interests.

          ICN and Ribapharm have been advised by the depositary that, upon receipt of any payment on any global security, the depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global security as shown on the records of the depositary. Payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name," and will be the sole responsibility of such participants.

          A global security may not be transferred except as a whole by the depositary for such global security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor. If the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by ICN and Ribapharm or the depositary within 90 days, ICN and Ribapharm will issue notes in definitive form in exchange for the global security. In either instance, an owner of a beneficial interest in the global security will be entitled to have notes equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such notes in definitive form. Notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons. Amounts due on the notes will be payable, and the notes may be presented for registration of transfer or exchange, at the offices of the trustee.

          So long as the depositary for a global security, or its nominee, is the registered owner of such global security, the depositary or nominee, as the case may be, will be considered the sole holder of the notes represented by the global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the depositary and its participants. Cede & Co. has been appointed as the nominee of the depositary. Except as provided above, owners of beneficial interests in a global security will not be entitled to and will not be considered the holders thereof for any purposes under the indenture. Accordingly any person owning a beneficial interest in a global security must rely on the procedures of the depositary, and, if any person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. The indenture provides that the depositary may grant proxies and otherwise authorize participants to give or to take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the indenture. ICN and Ribapharm understand that under existing industry practices, in the event that they request any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interest to give or take the action and participants would authorize beneficial owners owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners owning through them.

          The Depository Trust Company has been appointed as the initial depositary. DTC has advised ICN and Ribapharm that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own the depositary. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

          Beneficial interests in any global security may be exchanged for beneficial interests in any other global security only in connection with a transfer of such interest. Transfers are subject to compliance with customary certification requirements which are set forth in the indenture.

          Any beneficial interest in one of the global securities that is exchanged for an interest in any other global security will cease to be an interest in such global security and will become an interest in such other global security. Accordingly, such interest will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global security for as long as it remains such an interest. Any exchange of a beneficial interest in one global security for a beneficial interest in any other global security will be effected by DTC by means of an instruction originated by the trustee through its Deposit/Withdraw at Custodian ("DWAC") system. Accordingly, in connection with any such exchange, appropriate adjustments will be made in the records of the registrar to reflect a decrease in the principal amount of the global security and a corresponding increase in the principal amount of the other global security.

PAYMENTS OF PRINCIPAL AND INTEREST

          The indenture requires that payments in respect of the notes held of record by DTC or its nominee (including notes evidenced by the global securities) be made in same day funds. Payments in respect of the notes held of record by holders other than DTC may, at the option of ICN and Ribapharm, be made by check and mailed to the holders of record as shown on the register for the notes.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

          ICN, Ribapharm and the initial purchaser have entered into a registration rights agreement under which ICN and Ribapharm have agreed that a registration statement will be filed with the Commission within 90 days after July 18, 2001 on Form S-1 or Form S-3, if the use of such form is then available, in order to permit sales of notes and shares of ICN common stock that constitute transfer restricted securities, as defined below, by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the registration statement. ICN has previously granted registration rights to other persons who may be entitled to register securities on this registration statement. ICN and Ribapharm have agreed to use their reasonable best efforts to cause the registration statement to be declared effective by the Commission within 180 days. Notwithstanding the foregoing, ICN and Ribapharm will be permitted to prohibit offers and sales of transfer restricted securities pursuant to the registration statement under certain circumstances and subject to certain conditions, any period during which offers and sales are prohibited being referred to as a "suspension period". "Transfer restricted securities" means each note and any underlying share of common stock until the earlier of (x) the date on which such note or underlying share of common stock has been effectively registered under the Securities Act and disposed of, whether or not in accordance with the registration statement, and (y) the date which is two years after the later of the date of original issue of such notes and the last date that ICN, Ribapharm or any of their respective affiliates was the owner of the notes, or any predecessor thereto, or such shorter period of time as permitted by Rule 144(k) under the Securities Act or any successor provision thereunder.

          To have their notes or shares of ICN common stock that constitute transfer restricted securities included in the registration statement, a holder of such securities will be required to complete the Selling Securityholder Notice and Questionnaire attached to this prospectus as Annex A and to deliver any other information to be used in connection with, and may be required to be named as a selling securityholder in, the registration statement and to provide any comments it may wish to make on the registration statement within the periods set forth in the registration rights agreement. If a holder fails to do so, such transfer restricted securities held by the holder will not be entitled to be registered and such holder will not be entitled to receive any of the liquidated damages described in the following paragraph. There can be no assurance that ICN and Ribapharm will be able to maintain an effective and current registration statement as required. The absence of such a registration statement may limit the holder's ability to sell such transfer restricted securities or adversely affect the price at which such transfer restricted securities can be sold.

          If the registration statement is not filed with the Commission within 90 days of the date on which the notes are issued, the registration statement has not been declared effective by the Commission within 180 days of the date on which the notes are issued or the registration statement is filed and declared effective but thereafter ceases to be effective, without being succeeded immediately by an additional registration statement filed and declared effective, or usable for the offer and sale of transfer restricted securities for a period of time, including any suspension period, which shall exceed 60 days in the aggregate in any 12-month period, each referred to as a "registration default", ICN and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm will pay liquidated damages to each holder of transfer restricted securities who has timely provided the required selling securityholder information to us. The aggregate amount of liquidated damages payable during any period during which a registration default shall have occurred and be continuing is that amount which is equal to one-quarter of one percent (25 basis points) per annum per $1,000 principal amount and, if applicable, on an equivalent basis per share of common stock, subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like, constituting transfer restricted securities for each 90-day period until the registration statement is filed, the registration statement is declared effective or the registration statement again becomes effective or usable, as the case may be, up to a maximum amount of liquidated damages of three-quarters of one percent (75 basis points) per annum per $1,000 principal amount of notes and, if applicable, on an equivalent basis per share of common stock, subject to adjustment as set forth above, constituting transfer restricted securities. All accrued liquidated damages shall be paid to record holders entitled thereto in the same manner in which interest is payable on the notes or, if no notes are outstanding, as provided in the registration rights agreement. Following the cure of all registration defaults, liquidated damages will cease to accrue with respect to such registration default. Ribapharm has agreed to indemnify ICN for liquidated damages incurred by ICN through the fault of Ribapharm.

          ICN and Ribapharm shall use their reasonable best efforts to cause the registration statement to be effective for a period of two years from the effective date or a shorter period that will terminate when each of the transfer restricted securities covered by the registration statement ceases to be a transfer restricted security.

          Under the registration rights agreement, if the Ribapharm public offering is consummated and Ribapharm was not a registrant under the registration statement that originally registered the notes, Ribapharm must file a separate registration statement on Form S-1 or S-3 to register its obligations under the notes. In addition, if the Ribapharm spin-off is consummated, the registration rights agreement requires Ribapharm to file with the SEC a registration statement on Form S-1 or Form S-3 to register resales of the Ribapharm common stock issuable upon conversion of notes. Ribapharm's obligations with respect to the filing and effectiveness of this registration statement are substantially similar to ICN's obligations in respect of the registration statement to be filed by ICN with respect to the notes and the ICN common stock, except that the time periods within which such registration statement must be filed and declared effective by the SEC would run from the date of the closing of the Ribapharm spin-off.



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

          This summary of some provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the registration rights agreement. The registration rights agreement is filed as an exhibit to the Registration Statement of which this prospectus is a part.

GOVERNING LAW

          The indenture and the notes will be governed by and construed in accordance with the laws of the State of New York, without giving effect to that state's conflicts of laws principles.

                        DESCRIPTION OF COMMON STOCK

          The description of our common stock is incorporated by reference to filings with the SEC.

          ICN currently owns all of the issued and outstanding shares of Ribapharm common stock. Prior to the earlier to occur of the Ribapharm public offering and the Ribapharm spin-off, Ribapharm will effect a recapitalization and stock split. The definitive terms of the Ribapharm common stock that would be sold in the Ribapharm public offering and/or distributed in the Ribapharm spin-off have not yet been determined.

          A holder of notes that converts notes into common stock after the Ribapharm spin-off will receive the same number of shares of Ribapharm common stock that the holder would have received had the holder converted the notes immediately prior to the record date for the Ribapharm spin-off.

               CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES

          The following summary describes the material United States federal income tax consequences and, in the case of a holder that is a non-U.S. holder, as defined below, the United States federal estate tax consequences, of purchasing, owning and disposing of the notes and common stock into which the notes may be converted.

          This summary deals only with notes, and with common stock into which the notes may be converted, held as capital assets, generally, investment property, and does not deal with special tax situations such as:

     o    dealers in securities or currencies;

     o    traders in securities;

     o United States holders (as defined below) whose functional currency is not the United States dollar;

     o persons holding notes as part of a hedge, straddle, conversion or other integrated transaction;

     o    certain United States expatriates;

     o    financial institutions;

     o    insurance companies;

     o    S corporations;

     o entities that are tax-exempt for United States federal income tax purposes; and

     o persons that are not the initial holders of the notes or that acquire the notes for a price other than their issue price.

          This summary does not discuss all of the aspects of United States federal income and estate taxation that may be relevant to you in light of your particular investment or other circumstances. In addition, this summary does not discuss any United States state or local income or foreign income or other tax consequences. This summary is based on United States federal income and estate tax law, including the provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this prospectus. Subsequent developments in United States federal income and estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the United States federal income and estate tax consequences of purchasing, owning and disposing of the notes, and common stock into which the notes may be converted, as set forth in this summary. As described below, Ribapharm becoming jointly and severally liable for the obligations under the notes and the notes becoming convertible into both our and Ribapharm's common stock, as well as the conversion of the notes into Ribapharm stock, raises issues under United States federal income tax laws as to which there are no clear answers. Thus, the IRS or a court may disagree with this summary of those issues. You should consult your own tax advisor regarding the particular United States federal, state and local and foreign income and other tax consequences of acquiring, owning and disposing of the notes, and common stock into which the notes may be converted, that may be applicable to you.

UNITED STATES HOLDERS

          The following summary applies to you only if you are a United States holder (as defined below).

DEFINITION OF A UNITED STATES HOLDER A "United States holder" is a beneficial owner of a note or notes, or of common stock into which the notes may be converted, who or which is for United States federal income tax purposes:

     o    an individual citizen or resident of the United States;

     o a corporation or partnership (or other entity classified as a corporation or partnership for these purposes) created or organized in or under the laws of the United States or of any political subdivision of the United States, including any State;

     o an estate, the income of which is subject to United States federal income taxation regardless of the source of that income; or

     o a trust, if, in general, a United States court is able to exercise primary supervision over the trust's administration and one or more United States persons, within the meaning of the Internal Revenue Code, has the authority to control all of the trust's substantial decisions.

PAYMENTS OF INTEREST Interest on your notes will be taxed as ordinary interest income. In addition:

     o if you use the cash method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time you receive the interest; and

     o if you use the accrual method of accounting for United States federal income tax purposes, you will have to include the interest on your notes in your gross income at the time the interest accrues.

          The notes were not issued with original issue discount, and, accordingly, issues relating to original issue discount are not summarized in this document.

LIQUIDATED DAMAGES As more fully described above under "Descriptions of Notes -- Registration rights; liquidated damages," in the event a registration statement is not filed, does not become effective, or ceases to be effective as provided in the registration rights agreement, we and, following a Ribapharm public offering or a Ribapharm spin-off, Ribapharm, will be required to pay liquidated damages to holders of the notes. Under the Treasury Regulations regarding contingent payment debt instruments, any payment subject to a remote or incidental contingency (i.e., there is a remote likelihood that the payment will be required or the potential amount of the payment is insignificant relative to the remaining payments on the debt instrument) is not considered a contingent payment and is ignored for purposes of computing original issue discount accruals. We believe that the liquidated damage payments with respect to the notes are subject to either a remote or incidental contingency. Accordingly, you should be required to report any liquidated damage payment as interest for federal income tax purposes only at the time the payment is made or properly accrued under your method of accounting.

MARKET DISCOUNT Your resale of notes may be adversely affected by the impact of the "market discount" provisions of the Internal Revenue Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition (other than at original issue) exceeds your adjusted tax basis in the note. Subject to a de minimis exception, if you acquire a note at a market discount, these provisions generally require you to treat as ordinary interest income any gain recognized on the disposition of that note to the extent of the "accrued market discount" on such note at the time of disposition, unless you elect to include accrued market discount in income currently. Your election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at your election, under a constant yield method. If you acquire a note at a market discount and you do not elect to include accrued market discount in income currently, you may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If you acquire a note with market discount and receive common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

AMORTIZABLE BOND PREMIUM If you acquire a note at a cost that is in excess of the amount payable at maturity (after reducing that cost by an amount equal to the value of the conversion option), you may elect under Section 171 of the Internal Revenue Code to amortize the excess cost (as an offset to interest income) on a constant interest rate basis over the term of the note. However, because the notes may be redeemed at our option at a price in excess of their principal amount, you may be required to amortize any bond premium based on the earlier call date and the call price payable at that time. If you make an election to amortize bond premium, the tax basis of your notes will be reduced by the allowable bond premium amortization. The amortization election would apply to all debt instruments held or subsequently acquired by you and cannot be revoked without permission from the IRS. On conversion of a note into conversion shares, no additional amortization of any bond premium would be allowed, and any remaining premium would be added to your tax basis in the common stock received.

SALE OR OTHER DISPOSITION OF NOTES Your tax basis in your notes generally will be their cost. You generally will recognize taxable gain or loss when you sell or otherwise dispose of your notes equal to the difference, if any, between:

     o the amount realized on the sale or other disposition, less any amount attributable to accrued interest, which will be taxable in the manner described under "United States Holders -- Payments of Interest"; and

     o    your tax basis in the notes.

          Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition you have held the notes for more than one year. Subject to limited exceptions, your capital losses cannot be used to offset your ordinary income. If you are a non-corporate United States holder, your long-term capital gain generally will be subject to a maximum tax rate of 20 percent.

CONSEQUENCES OF RIBAPHARM BECOMING A CO-OBLIGOR ON THE NOTES We are solely liable on the notes and the notes are convertible solely into our common stock. Upon the earlier of (i) a Ribapharm public offering and (ii) a Ribapharm spin-off, Ribapharm will become jointly and severally liable for the obligations under the notes. Also, upon a Ribapharm spin-off, the notes will become convertible into both our and Ribapharm's common stock. As described below, Ribapharm becoming jointly and severally liable for the obligations under the notes and the notes becoming convertible into both our and Ribapharm's common stock raises issues under United States federal income tax laws as to which there are no clear answers. However, you generally can avoid any potential adverse tax consequences by converting your notes into our common stock prior to the earlier of a Ribapharm public offering and a Ribapharm spin-off.

          Although the matter is uncertain, if, prior to a Ribapharm spin-off, a Ribapharm public offering occurs, and if, for United States federal income tax purposes, Ribapharm becoming jointly and severally liable for the obligations under the notes results in a "change in payment expectations," and, therefore, a deemed "exchange" of your note for a new note, you may be required to recognize income, gain or loss in an amount equal to the difference between the fair market value of your "new" note and your tax basis in your "old" note upon Ribapharm becoming jointly and severally liable for the obligations under the notes.

          If a Ribapharm spin-off occurs without a Ribapharm public offering having occurred, although the matter is not free from doubt, you generally should not recognize any income, gain or loss upon Ribapharm becoming jointly and severally liable for the obligations under the notes and the notes becoming convertible into both our and Ribapharm's common stock. If, however, for United States federal income tax purposes, Ribapharm becoming jointly and severally liable for the obligations under the notes results in a "change in payment expectations," or the notes becoming convertible into both our and Ribapharm's common stock constitutes a "significant modification" of the notes, and Ribapharm becoming jointly and severally liable for the obligation under the notes and the notes becoming convertible into both our and Ribapharm's stock do not constitute an exchange of securities under Section 355 of the Internal Revenue Code made pursuant to the Ribapharm spin-off, you would be required to recognize income, gain or loss.

          Also, if, for federal income tax purposes, Ribapharm will not be considered a co-obligor on the notes because, as between us and Ribapharm, we and Ribapharm have agreed that we will be responsible for all payments of principal of, premium, if any, and interest on the notes, it is possible that you could be required to recognize as income, either at the time of the Ribapharm spin-off or on an economic yield basis over the remaining life of your note, an amount equal to the fair market value of the right to convert your note into Ribapharm common stock. We and Ribapharm reserve the right, however, to change the terms of this agreement so that Ribapharm may become liable, as between us and Ribapharm, for all or part of the obligations under the notes.

          Assuming that you do not recognize income, gain or loss upon Ribapharm becoming jointly and severally liable for the obligations under the notes and upon the notes becoming convertible into both our and Ribapharm's common stock, neither your tax basis nor your holding period in the notes will change.

CONVERSION OF NOTES Conversion of your note into our common stock generally should be tax free to you, except with respect to cash received in lieu of a fractional share of common stock or to the extent you receive stock for accrued interest on your note.

          Conversion of your note into Ribapharm common stock should be tax free to you if, for federal income tax purposes, Ribapharm is considered to be a co-obligor on the notes. Although subsequent to the earlier of a Ribapharm public offering and a Ribapharm spin-off, Ribapharm will be jointly and severally liable for the obligations under the notes, because we and Ribapharm have agreed that we will be responsible for all payments of principal of, premium, if any, and interest on the notes, it is possible that, for federal income tax purposes, Ribapharm will not be considered a co-obligor on the notes, in which case your receipt of Ribapharm stock upon conversion of your note would cause you to recognize taxable income equal to the difference between the fair market value of the Ribapharm stock you receive and your basis in the portion of the note considered converted into Ribapharm stock. However, you generally can avoid the risk that you will have to recognize income upon conversion of your note into Ribapharm stock by converting your note into our common stock prior to the earlier of a Ribapharm public offering and a Ribapharm spin-off.

          Assuming that you do not recognize income, gain or loss upon conversion of the notes, your tax basis in the common stock received upon conversion of the notes will be the same as your tax basis in the notes at the time of conversion (reduced by any basis allocated to a fractional share interest), and your holding period for the common stock received upon conversion will generally include the holding period of the notes converted.

DIVIDENDS ON COMMON STOCK Following conversion of a note or notes into common stock, you may receive distributions in respect of the common stock. Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of current or accumulated earnings and profits, then as a tax-free return of capital to the extent of your tax basis in the common stock, and thereafter as capital gain from the sale or exchange of such stock, long-term or short-term depending on whether your holding period exceeds one year.

          If you are a corporate United States holder, a dividend distribution to you generally will qualify for the 70 percent dividends received deduction; if, however, you own 20 percent or more of the voting power and value of our and Ribapharm's applicable stock (excluding for this purpose any non-voting, non-convertible, non-participating preferred stock), you generally will qualify for the 80 percent dividends received deduction on dividends with respect thereto. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

          If, in accordance with the antidilution provisions of the notes, the conversion rate is adjusted, or if the conversion rate is adjusted at our discretion, you may be deemed to receive a constructive distribution taxable as a dividend under Section 305 of the Internal Revenue Code.

SALE OR OTHER DISPOSITION OF COMMON STOCK You generally will recognize taxable gain or loss when you sell or otherwise dispose of common stock equal to the difference, if any, between:

     o    the amount realized on the sale or other disposition; and

     o    your tax basis in the common stock.

          Your gain or loss generally will be capital gain or loss. This capital gain or loss will be long-term capital gain or loss if at the time of the sale or other disposition your holding period for the common stock exceeds one year.

BACKUP WITHHOLDING In general, "backup withholding" at the applicable rate may apply:

     o    to payments of principal and interest made on a note,

     o to payments of the proceeds of a sale or other disposition of a note before maturity,

     o    to payments of dividends on common stock, and

     o to payments of the proceeds of a sale or other disposition of common stock.

          If you are a non-corporate United States holder and fail to provide a correct taxpayer identification number or otherwise comply with applicable requirements of the backup withholding rules.

          The backup withholding tax is not an additional tax and may be credited against your United States federal income tax liability, provided that correct information is provided to the IRS.

CERTAIN TAX CONSEQUENCES TO US AND RIBAPHARM

          Subsequent to a Ribapharm spin-off, if you exercise your right to convert your note into our and Ribapharm's common stock, a portion of the debt discharged upon conversion of a note into Ribapharm stock may be taxable income to us. Depending upon the amount of debt that is converted after the spin-off, we could be required to pay as much as approximately $200 million in U.S. federal income taxes. In addition, although less likely, it is conceivable that Ribapharm could recognize taxable income upon the conversion of notes into our common stock if that conversion were viewed as our discharging a debt of Ribapharm. Moreover, if Ribapharm makes a payment of principal of, premium, if any, and/or interest on a note, and if ICN does not honor ICN's agreement with Ribapharm that ICN will be responsible for all such payments, ICN may be required to recognize taxable income in the amount of such payment. ICN and Ribapharm reserve the right, however, to change the terms of this agreement so that Ribapharm may become liable, as between ICN and Ribapharm, for all or part of the obligations under the notes.

          If we elect to retain shares of Ribapharm stock in order to deliver that stock upon conversion of the notes, our transfer of that stock upon conversion of notes would create taxable income for us generally equal to the fair market value of the Ribapharm stock transferred, unless the transfer of such retained stock is considered to be a distribution of Ribapharm stock under Section 355 of the Internal Revenue Code made pursuant to the Ribapharm spin-off. We will not elect to retain shares of Ribapharm stock in order to deliver that stock upon conversion unless we received a ruling from the IRS or an opinion of our counsel that retention of shares of Ribapharm stock by us will not prevent the Ribapharm spin-off from qualifying as a tax-free spin-off under US tax laws and our transfer of the retained Ribapharm stock upon conversion of notes would be considered to be a tax-free distribution of Ribapharm stock under Section 355 of the Internal Revenue Code made pursuant to the Ribapharm spin-off.

          There also are a number of provisions of the Internal Revenue Code which could apply to limit our and/or Ribapharm's ability to deduct interest payments made with respect to the notes. For example, if the proceeds or a portion of the proceeds of this offering are used or are deemed to have been used to make certain acquisitions, and if certain other requirements are met, interest paid on the notes may not be deductible. However, ICN and Ribapharm have agreed between them that even though both parties would be jointly and severally liable in respect of the obligations on the notes in the event of a Ribapharm public offering or Ribapharm spin-off, ICN will make payments of principal of, premium, if any and interest on the notes.

NON-U.S. HOLDERS

          The following summary applies to you if you are a beneficial owner of a note or notes, or of common stock into which the notes may be converted, who or which is not a United States holder, as defined above, (a "non-U.S. holder"). An individual may, subject to exceptions, be deemed to be a resident alien, as opposed to a non-resident alien, by, among other ways, being present in the United States:

     o    on at least 31 days in the calendar year, and

     o for an aggregate of at least 183 days during a three-year period ending in the current calendar year, counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year.

          Resident aliens are subject to United States federal income tax as if they were United States citizens.

PAYMENTS OF INTEREST Interest paid by us or our paying agent, in its capacity as such, to you on your notes will qualify for the "portfolio interest" exception of the Internal Revenue Code and therefore, subject to the discussion of backup withholding, below, will not be subject to United States federal income tax or withholding tax, provided that:

     o you do not, directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder;

     o you are not (i) a controlled foreign corporation for United States federal income tax purposes that is related, directly or indirectly, to us through sufficient stock ownership, as provided in the Internal Revenue Code, or (ii) a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code;

     o such interest is not effectively connected with your conduct of a United States trade or business; and

     o you provide a signed written statement, under penalties of perjury, which can reliably be related to you, certifying that you are not a United States person within the meaning of the Internal Revenue Code and providing your name and address to:

          (A) us or our paying agent; or

          (B) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business and holds your notes on your behalf and that certifies to us or our paying agent under penalties of perjury that it, or the bank or financial institution between it and you, has received from you your signed, written statement and provides us or our paying agent with a copy of this statement.

          Recently finalized Treasury regulations provide alternative methods for satisfying the certification requirement described in this section. In addition, under these Treasury regulations:

     o if you are a foreign partnership, the certification requirement will generally apply to your partners, and you will be required to provide certain information;

     o if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in the Treasury regulations; and

     o look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

          If you are a foreign partnership or a foreign trust, you should consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

          If you are engaged in a trade or business in the United States and interest on your notes is effectively connected with the conduct of your trade or business, and, if an income tax treaty applies, you maintain a United States "permanent establishment" to which the interest is generally attributable, you may be subject to United States income tax on a net basis at the regular graduated rates and in the manner applicable to U.S. persons on the interest (although interest is exempt from the withholding tax discussed in the preceding paragraphs provided that you provide a properly executed applicable IRS form on or before any payment date to claim the exemption). In addition, Unites States trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30 percent, or such lower rate provided by an applicable income tax treaty.

SALE OR OTHER DISPOSITION OF NOTES You generally will not be subject to United States federal income tax or withholding tax on any gain realized (including market discount) on the sale or other disposition of your notes, including the receipt of cash in lieu of a fractional share upon conversion of a note into common stock but not including any amount representing interest, unless:

     o you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition of your note, and specific other conditions are met; or

     o the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

CONSEQUENCES OF RIBAPHARM BECOMING A CO-OBLIGOR ON THE NOTES As discussed above under "United States Holders--Consequences of Ribapharm Becoming a Co-Obligor on the Notes," (i) although the matter is uncertain, if, prior to a Ribapharm spin-off, a Ribapharm public offering occurs, you may be required to recognize income, gain or loss upon Ribapharm becoming jointly and severally liable for the obligations under the notes and (ii) although the matter is not free from doubt, if a Ribapharm spin-off occurs without a Ribapharm public offering having occurred, you generally should not recognize any income, gain or loss upon Ribapharm becoming jointly and severally liable for the obligations under the notes and the notes becoming convertible into both our and Ribapharm's common stock. In addition, any gain that is realized by you will not be recognized unless:

     o you are an individual who is present in the United States for 183 days or more during the taxable year of the conversion of your note, and specific other conditions are met; or

     o the gain is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

          You generally can avoid any risk of gain recognition by converting your notes into our common stock prior to the earlier of a Ribapharm public offering and a Ribapharm spin-off.

          In addition, as discussed above under "United States Holders--Consequences of Ribapharm Becoming a Co-Obligor on the Notes," if, for federal income tax purposes, Ribapharm will not be considered a co-obligor on the notes because, as between us and Ribapharm, we and Ribapharm have agreed that we will be responsible for all payments of principal of, premium, if any, and interest on the notes it is possible that you could be required to recognize as interest income, either at the time of the Ribapharm spin-off or on an economic yield basis over the remaining life of your note, an amount equal to the fair market value of the right to convert your note into Ribapharm common stock. We and Ribapharm reserve the right, however, to change the terms of this agreement so that Ribapharm may become liable, as between us and Ribapharm, for all or part of the obligations under the notes.

CONVERSION OF NOTES In general, no United States federal income tax or withholding tax should be imposed upon the conversion of a note into common stock by you, except with respect to (i) the Ribapharm stock you receive upon conversion, if for federal income tax purposes, Ribapharm is not considered to be a co-obligor on the notes, and (ii) cash you receive in lieu of a fractional share of common stock upon conversion where:

     o you are an individual who is present in the United States for 183 days or more during the taxable year of the conversion of your note, and specific other conditions are met; or

     o the Ribapharm stock you receive upon conversion if Ribapharm is not considered a co-obligor on the notes, or the cash received in lieu of a fractional share of common stock upon conversion of a note is effectively connected with your conduct of a United States trade or business, and, if an income tax treaty applies, is generally attributable to a United States "permanent establishment" maintained by you.

DIVIDENDS ON COMMON STOCK Following the conversion of a note or notes into common stock, you may receive distributions in respect of the common stock. In the event that we, or Ribapharm, as applicable, pay dividends on common stock, we, or Ribapharm, as applicable, will have to withhold a United States federal withholding tax at a rate of 30 percent, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisor regarding your entitlement to benefits under a relevant income tax treaty.

          Dividends that are effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons. In that case, we, or Ribapharm, as applicable, will not have to withhold United States federal withholding tax if you comply with applicable certification and disclosure requirements. In addition, United States trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30 percent, or such lower rate provided by an applicable income tax treaty.

          If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However,

     o if you are a foreign partnership, the certification requirement will generally apply to your partners and you will be required to provide certain information;

     o if you are a foreign trust, the certification requirement will generally be applied to you or your beneficial owners depending on whether you are a "foreign complex trust," "foreign simple trust," or "foreign grantor trust" as defined in Treasury regulations; and

     o look-through rules will apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.

     o if you are a foreign partnership or a foreign trust, we urge you to consult your own tax advisor regarding your status under these Treasury regulations and the certification requirements applicable to you.

SALE OR OTHER DISPOSITION OF COMMON STOCK You generally will not be taxed on gain recognized upon the sale or other disposition of common stock unless:

     o the gain is effectively connected with your conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment in the United States;

     o you are an individual who is present in the United States for 183 days or more during the taxable year of the sale or other disposition and specific other conditions are met; or

     o we (or Ribapharm, as the case may be) are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of sale or other disposition or the period that you held the common stock.

          Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a U.S. real property holding corporation generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5 percent or less of the common stock, provided that the common stock was regularly traded on an established securities market. We believe that we, and Ribapharm, are not currently, and we do not anticipate ourselves, or Ribapharm, becoming in the future, a U.S. real property holding corporation.

UNITED STATES FEDERAL ESTATE TAX If you are an individual who is a non-U.S. holder, as specially defined for United States federal estate tax purposes, at the time of your death, notes owned or treated as owned by you will generally not be subject to the United States federal estate tax, unless, at the time of your death:

     o you directly or indirectly, actually or constructively, own ten percent or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Internal Revenue Code and the Treasury regulations thereunder; or

     o your interest on the notes is effectively connected with your conduct of a United States trade or business.

          If you are an individual who is a non-U.S holder, as specially defined for U.S. federal estate tax purposes, at the time of your death, common stock owned or treated as owned by you will generally be included in your gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING Under current Treasury regulations, backup withholding and information reporting will not apply to payments made by us or our paying agent, in its capacity as such, to you if you have provided the required certification that you are a non-U.S. holder and provided that neither we nor our paying agent has actual knowledge that you are a United States holder. We or our paying agent may, however, report payments of interest on the notes.

          The gross proceeds from the disposition of your notes or of common stock into which the notes may be converted may be subject to information reporting and backup withholding tax at the applicable rate. If you sell your notes or common stock into which the notes may be converted outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the backup withholding and information reporting requirements generally will not apply to that payment. However, information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your notes or common stock into which the notes may be converted through a non-U.S. office of a broker that:

     o    is a United States person, as defined in the Internal Revenue
          Code;

     o derives 50 percent or more of its gross income in specific periods from the conduct of a trade or business in the United States;

     o is a "controlled foreign corporation" for United States federal income tax purposes; or

     o    is a foreign partnership, if at any time during its tax year:

     o one or more of its partners are U.S. persons who in the aggregate hold more than 50 percent of the income or capital interests in the partnership; or

     o the foreign partnership is engaged in a United States trade or business,

unless the broker has documentary evidence in its files that you are a non-U.S. person and certain other conditions are met or you otherwise establish an exemption. If you receive payments of the proceeds of a sale of your notes or common stock into which the notes may be converted to or through a United States office of a broker, the payment is subject to both backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.

          You should consult your own tax advisor regarding application of backup withholding in your particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations. Any amounts withheld under the backup withholding rules from a payment to you will be allowed as a refund or credit against your United States federal income tax liability, provided the required information is furnished to the IRS.

                          SELLING SECURITYHOLDERS

          The notes were originally issued by us and sold by the initial purchaser in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

          The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.


                                                                              COMMON                         COMMON
                                                          PRINCIPAL            STOCK                         STOCK
                                                          AMOUNT OF          ISSUABLE                        OWNED
                                                            NOTES              UPON                          AFTER
                                                         BENEFICIALLY       CONVERSION         COMMON      COMPLETION
                        NAME                              OWNED AND           OF THE           STOCK         OF THE
                                                           OFFERED             NOTES          OFFERED       OFFERING
------------------------------------------------------ ------------------ ---------------- ------------ ---------------------------














          None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the notes in private transactions on or after July 18, 2001. All of the notes were "restricted securities" under the Securities Act prior to this registration.

          Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                            PLAN OF DISTRIBUTION

          The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

          The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     o on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

     o    in the over-the-counter market;

     o in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     o through the writing of options, whether the options are listed on an options exchange or otherwise; or

     o    through the settlement of short sales.

          In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

          The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

          Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or on the New York Stock Exchange and can give no assurance about the development of any trading market for the notes.

          In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

          The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of
Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

          In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

          To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

          We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                             INDEPENDENT ACCOUNTANTS

          Our consolidated financial statements as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which includes an emphasis-of-a-matter paragraph related to ICN's change in method of accounting for its investment in ICN Yugoslavia, a previously consolidated subsidiary, appearing therein. With respect to the unaudited consolidated financial information of ICN for the three-month periods ended March 31, 2001 and 2000, and incorporated by reference in this prospectus, PricewaterhouseCoopers LLP reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 3, 2001 incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act of 1933.

                         VALIDITY OF THE SECURITIES

          The validity of the notes and the common stock being offered by this prospectus have been passed upon for us by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                    WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at:

     o    Room 1024, 450 Fifth Street, NW, Judiciary Plaza, Washington,
          D.C. 20549;
     o    Suite 1400, 500 West Madison Street, Chicago, Illinois 60661; and
     o    Suite 1300, 7 World Trade Center, New York, New York 10048.

          You can also obtain copies of these materials from the public reference facilities of the SEC at prescribed rates. You can obtain information on the operation of the public reference facilities by calling the SEC at l-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding issuers that file electronically with it. In addition, you can inspect the reports, proxy statements and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

          Statements contained herein as to the contents of any contract or any other document referred to are not necessarily complete, and where such contract or other document is an exhibit to a document we have filed with the SEC, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is now made.

          Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

                         INCORPORATION BY REFERENCE

          Some of the information that you may want to consider in deciding whether to invest in the notes is not included in this prospectus, but rather is incorporated by reference to certain reports which we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. In addition, information that we file with the SEC after the date of this prospectus and prior to the completion of this offering will update and supersede the information contained in this prospectus and incorporated filings. We incorporate by reference the following documents filed by us with the SEC:


      OUR SEC FILINGS                                               PERIOD COVERED OR DATE OF FILING
      ---------------                                               --------------------------------


      Annual Report on Form 10-K as amended
      April 11, 2001, April 30, 2001 and June 29, 2001.             Year ended December 31, 2000

      Quarterly Report on Form 10-Q....................             Quarter ended March 31, 2001

      Current Reports on Form 8-K......................             March 20, 2001, March 22, 2001, July 3,
                                                                    2001, July 13, 2001 and July 18, 2001
      Description of ICN common stock contained in
        Registration Statement on Form S-4 and any
        amendment or report filed for the purpose
        of updating such description...................             September 30, 1994

      All subsequent documents filed by us under
        Sections 13(a), 13(c), 14 or 15(d) of the
        Exchange Act of 1934...........................             After the date of this prospectus

          You may request a copy of each ICN filing at no cost, by writing or calling us at the following address or telephone number:

                            Corporate Secretary
                         ICN Pharmaceuticals, Inc.
                             3300 Hyland Avenue
                        Costa Mesa, California 92626
                               (714) 545-0100

          Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document.

          The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

                         FORWARD-LOOKING STATEMENTS

          This prospectus and the documents incorporated by reference into this prospectus contain "forward-looking statements." These statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding, among other matters:

     o    growth opportunities;

     o    acquisition strategy;

     o    reorganization plans; and

     o regulatory matters pertaining to governmental approval of the marketing or manufacturing of certain of our products and other factors affecting our financial condition or results of operations.

          Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from the future results, performance or achievements, expressed or implied in such forward-looking statements. Such factors also include, without limitation:

     o our dependence on foreign operations (which are subject to certain risks inherent in conducting business abroad, including possible nationalization or expropriation, price and exchange control, limitations on foreign participation in local enterprises, health care regulations and other restrictive governmental conditions);

     o the risk of operations in Eastern Europe, Latin America, as well as Russia and China in light of the unstable economic, political and regulatory conditions in such regions;

     o the risk of potential claims against certain of our research compounds;

     o our ability to successfully develop and commercialize future products;

     o the limited protection afforded by the patents relating to ribavirin, and possibly on future drugs, techniques, processes or products we may develop or acquire;

     o    the potential impact of the Euro currency;

     o our ability to continue our expansion plan and to integrate successfully any acquired companies;

     o the results of lawsuits or the outcome of investigations pending against us;

     o our potential product liability exposure and lack of any insurance coverage thereof; and

     o government regulation of the pharmaceutical industry (including review and approval for new pharmaceutical products by the FDA in the United States and comparable agencies in other countries) and competition.

          You should read carefully the section of this prospectus under the heading "Risk factors" beginning on page 12. We assume no responsibility for updating forward-looking statements contained in this prospectus and in any documents that we incorporate by reference into this prospectus.

===============================================================================


          WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR OUR AFFAIRS HAVE NOT CHANGED SINCE THE DATE HEREOF.

TABLE OF CONTENTS                         PAGE
                                          ----
Summary.....................................1
Recent Developments........................10
Risk Factors...............................12
Use of Proceeds............................26
Price Range of Common Stock and
Dividend Policy............................26
Capitalization.............................27
Selected Financial Data....................28
Description of Notes.......................30
Description of Common Stock................41
Certain United States Federal Tax
Consequences...............................42
Selling Securityholders....................51
Plan of Distribution.......................52
Independent Accountants....................53
Validity of the Securities.................53
Where You Can Find More Information........54
Incorporation by Reference.................54
Forward-looking Statements.................55

===============================================================================


                         ICN PHARMACEUTICALS, INC.

                    $525,000,000 of 6 1/2 % Convertible
                 Subordinated Notes due 2008 and 15,326,010
                    shares of Common Stock Issuable upon
                          Conversion of the Notes

                 ------------------------------------------
                                 PROSPECTUS

                 ------------------------------------------



                                 ___, 2001






===============================================================================

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

          ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following is an itemized statement of expenses of the Registrant in connection with the securities being registered. All of the expenses are estimated, except for the registration fee.

      Securities and Exchange Commission registration fee......        $131,250
      Legal fees and expenses..................................
      Accounting fees and expenses.............................
      New York Stock Exchange Supplemental Listing fee.........        --------
      Miscellaneous............................................        --------
          Total........................................................========

          ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify its directors and officers, as well as other employees and individuals (each an "Indemnified Party," and collectively, "Indemnified Parties"), against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits, or proceedings, whether civil, criminal, administrative, or investigative, other than in connection with actions by or in the right of the corporation (a "derivative action"), if an Indemnified Party acted in good faith and in a manner such Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that a corporation may only indemnify an Indemnified Party for expenses (including attorneys' fees) incurred in connection with the defense or settlement of such derivative action. Additionally, in the context of a derivative action, DGCL Section 145 requires court approval before there can be any indemnification where an Indemnified Party has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification arrangements that may be granted pursuant to a corporation's charter, by-laws, disinterested director vote, stockholder vote, agreement, or otherwise.

          Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) any willful or negligent declaration of an unlawful dividend, stock purchase or redemption, or (iv) any transaction from which the director derived an improper personal benefit.

          The Certificate of Incorporation and By-Laws of the Registrant provide that directors and officers of the Registrant shall not, to the fullest extent permitted by the DGCL, be liable to the Registrant or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as the case may be. The Certificate of Incorporation and By-Laws of the Registrant also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors and officers, then the liability of the directors and officers of the Registrant shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

          The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in its Certificate of Incorporation and By-Laws. These agreements, among other things, indemnify the Registrant's directors and officers to the fullest extent permitted by Delaware law for certain expenses (including attorney's fees), liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Registrant or an affiliate of the Registrant.

          The Registrant maintains directors' and officers' liability insurance, under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which directors and officers are parties by reason of being or have been directors or officers of the Registrant, as the case may be.

          ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

          A list of exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated by reference herein.

          ITEM 17. UNDERTAKINGS

          (a) The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

                    (i) to include any prospectus required by Section
               10(a)(3) of the Securities Act of 1933;

                    (ii) to reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) to include any material information with respect
               to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          provided, however, that the undertakings set forth in paragraphs
          (1)(i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                      SIGNATURES AND POWER OF ATTORNEY

          Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 10th day of August 2001.

                                   ICN PHARMACEUTICALS, INC.

                                   By : /s/         Milan Panic
                                       ------------------------------------
                                                    Milan Panic
                                               Chairman of the Board
                                            And Chief Executive Officer

          Each of the undersigned hereby appoints Gregory Keever and Richard A. Meier, and each of them (with full power to act alone), as attorney and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Commission under the Securities Act any and all amendments and exhibits to this Registration Statement and any and all applications, instruments and other documents to be filed with the Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

          Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons, on the 10th day of August 2001, on behalf of the Registrant and in the capacities and on the dates indicated.



                 SIGNATURE                                  TITLE                                DATE
                 ---------                                  -----                                ----

       /s/      Milan Panic                       Chairman of the Board and Chief              August 10, 2001
      --------------------------------              Executive Officer



       /s/      Richard A. Meier                  Executive Vice President and                 August 10, 2001
      --------------------------------              Chief Financial Officer
                Richard A. Meier                    (principal financial officer and
                                                    principal accounting officer)



       /s/      Norman Barker, Jr.                Director                                     August 10, 2001
      --------------------------------
                Norman Barker, Jr.



       /s/      Sentor Birch E. Bayh              Director                                     August 10, 2001
      --------------------------------
                Sentor Birch E. Bayh



       /s/      Edward A. Burkhardt               Director                                     August 10, 2001
      --------------------------------
                Edward A. Burkhardt



       /s/      Alan F. Charles                   Director                                     August 10, 2001
      --------------------------------
                 Alan F. Charles



                                                  Director
      --------------------------------
                Ronald R. Fogleman



                                                  Director
      --------------------------------
          Roger Guillemin, M.D., Ph.D.



                                                  President, Director
      --------------------------------
                Adam Jerney


                                                  Director
      --------------------------------
                Jean-Francois Kurtz



       /s/      Steven J. Lee                     Director                                     August 10, 2001
      --------------------------------
                Steven J. Lee



       /s/      Stephen D. Moses                  Director                                     August 10, 2001
      --------------------------------
                Stephen D. Moses



       /s/      Rosemary Tomich                   Director                                     August 10, 2001
      --------------------------------
                Rosemary Tomich

                               EXHIBIT INDEX

  EXHIBIT
   NUMBER                                         DESCRIPTION
  --------                                        -----------

     3.1 Restated Certificate of Incorporation of Registrant previously filed as Exhibit 3.1 to Registration Statement No. 33-84534 on Form S-4, which is incorporated herein by reference, as amended by the Certificate of Merger dated November 10, 1994, of ICN Pharmaceuticals, Inc., SPI Pharmaceuticals, Inc. and Viratek, Inc. with and into ICN Merger Corp. previously filed as Exhibit 4.1 to Registration Statement No. 333-08179 on Form S-3, which is incorporated herein by reference

     3.2 Amended and Restated By-Laws of the Registrant previously filed as Exhibit 3.3 to ICN Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2000, as amended by Amendment No. 1 on Form 10-K/A, which is incorporated herein by reference

     4.1 Indenture, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and The Bank of New York, as trustee, relating to the 6 1/2% Convertible Subordinated Notes due 2008

     4.2 Registration Rights Agreement, dated as of July 18, 2001, by and among ICN Pharmaceuticals, Inc., Ribapharm Inc. and UBS Warburg LLC

     4.3 Form of 6 1/2% Senior Note due 2008 of ICN Pharmaceuticals, Inc., Ribapharm Inc., UBS Warburg LLC (included as Exhibit A to the Indenture filed as Exhibit 4.1)

     4.4       Specimen Stock certificate

     5.1       Opinion of Fried, Frank, Harris, Shriver & Jacobson*

     12.1      Statements re: Computations of Ratios

     15.1 Awareness letter of PricewaterhouseCoopers LLP regarding Unaudited Interim Financial Information

     23.1      Consent of PricewaterhouseCoopers LLP

     23.2 Consent of Fried, Frank, Harris, Shriver & Jacobson (contained in opinion filed as Exhibit 5.1)

     24.1      Powers of Attorney (included on the signature page hereof)

     25.1      Statement of eligibility of trustee on Form T-1

               *  To be filed by amendment.